UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20- F/A

Amendment No.1

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Avrupa Minerals Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 410 – 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  16,103,571 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐     No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.    Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.  Yes ☐     No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.   Large accelerated filer ☐  Accelerated filer  ☐  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No  ☐

Index to Exhibits on Page 57

Avrupa Minerals Ltd.

Form 20-F Registration Statement

Part I

4

Item 1.  Identity of Directors, Senior Management and Advisors

4

Item 2.  Offer Statistics and Expected Timetable

4

Item 3.  Key Information

4

Item 4.  Information on the Company

10

Item 5.  Operating and Financial Review and Prospects

22

Item 6.  Directors, Senior Management and Employees

32

Item 7.  Major Shareholders and Related Party Transactions

39

Item 8.  Financial Information

41

Item 9.  Offer and Listing of Securities

41

Item 10.  Additional Information

45

Item 11.  Disclosures About Market Risk

55

Item 12.  Description of Securities Other than Equity Securities

56

Part II

56

Item 13.  Defaults, Dividend Arrearages and Delinquencies

56

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

56

Item 15.  Controls and Procedures

56

Item 16.  Reserved

56

Item 16A.  Audit Committee Financial Expert

56

Item 16B.  Code of Ethics

56

Item 16C.  Principal Accountant Fees and Services

56

Item 16D.  Exemptions from Listing Standards for Audit Committees

56

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

56

Item 16F.  Change in Registrant’s Certifying Accountant

56

Item 16G.  Corporate Governance

57

Item 16H.  Mine Safety Disclosure

57

Part III

57

Item 17.  Financial Statements

57

Item 18.  Financial Statements

57

Item 19.  Exhibits

57

Financial Statements Year Ended April 30, 2010

59

Consolidated Financial Statements for the Year Ended December 31, 2011

80

Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2012 (Unaudited)

111

Signature Page

134

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Avrupa Minerals Ltd. (Avrupa or the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. The Company became a Capital Pool Corporation ("CPC") on September 2, 2008. On July 7, 2010, the Company changed its name and on July 13, 2010, the Company completed its qualifying transaction.

BUSINESS OF AVRUPA MINERALS LTD.

Avrupa is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Avrupa’s properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, Avrupa is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Paul W. Kuhn	CEO, President and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Winnie Wong	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Gregory E. McKelvey	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Donald E. Ranta	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

The Company’s auditor is DeVisser Gray LLP, Chartered Accountants, 401 - 905 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. DeVisser Gray LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Avrupa”, “the Company”, “Issuer” and “Registrant” refer collectively to Avrupa Minerals Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected financial data of the Company for the Year Ended December 31, 2011, the Eight-Month Period ended December 31, 2010, and the years ended April 30, 2010 and 2009 were derived from the financial statements of the Company which have been audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Table No. 2

Selected Financial Data

(CDN$)

	Three Months Ended 3/31/12	Year Ended 12/31/11	Eight Months Ended 12/31/10	Year Ended 4/30/10	Year Ended 4/30/09

Total Revenues	$0	$0	$0	$0	$0
Loss before Other Items	$198,708	$866,591	$701,886	$29,564	$82,744
Net Loss	$162,985	$2,117,206	$1,043,097	$27,526	$73,815
Comprehensive Loss	$161,460	$2,108,559	$1,055,052	$27,526	$73,815
Loss Per Share	$0.01	$0.13	$0.08	$0.01	$0.03
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	16,277	16,104	12,453	3,050	2,475
Working Capital	$1,619,428	$695,918	$3,019,837	$353,322	$380,848
Exploration and Evaluation Assets	$876,507	$876,507	$876,507	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,529,718	$1,591,904	$3,912,523	$353,322	$380,848
Total Assets	$2,690,641	$1,781,370	$4,098,353	$454,105	$387,929

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the four most recent annual periods December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/11	$ 0.99	$ 1.06	$ 0.94	$ 1.02
Eight Month-Period Ended 12/31/10	1.03	1.08	1.00	1.00
Year Ended 4/30/10	1.07	1.20	1.00	1.01
Year Ended 4/30/09	1.14	1.29	0.98	1.21

Month Ended 4/30/12	$ 0.99	$ 1.00	$ 0.98	$ 0.98
Month Ended 3/31/12	0.99	1.00	0.99	1.00
Month Ended 2/29/12	1.00	1.00	0.99	1.00
Month Ended 1/31/12	1.02	1.03	1.00	1.00
Month Ended 12/31/11	1.02	1.04	1.01	1.02
Month Ended 11/30/11	1.02	1.05	1.00	1.03

Statement of Capitalization and Indebtedness

Table No. 4

Capitalization and Indebtedness

	Amount Authorized	Amount Outstanding as of December 31, 2011

Common Shares	Unlimited	16,103,571 shares

Common Share Options	10% of issued and Outstanding Common Shares	1,110,000 options
Finder’s Options		604,060 options
Common Share Purchase Warrants		6,339,284 warrants
Capital Leases		Nil
Guaranteed Debt		Nil
Secured Debt		Nil

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The mineral industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements

Exploration operations are affected by various government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal, Provincial/Territorial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company’s title to its properties may be disputed by third parties which could result in the loss of title to its properties

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Relating to the Financing of the Company

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer and President Paul Kuhn and Chief Financial Officer Winnie Wong.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common  shares, or any  gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and  ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. Three of the Company’s directors and officers are residents outside of the United States and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than US$5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Avrupa’s executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7

Telephone: (604) 687-3520

Facsimile: 1-888-889-4874

E-Mail: info@avrupaminerals.com

Website: www.avrupaminerals.com

The contact person in Vancouver is Winnie Wong, CFO.

The Company's common shares trade on the TSX Venture Exchange under the symbol "AVU".

The authorized share capital of the Company consists of an unlimited number common shares. As of April 30, 2012, there were 20,603,571 common shares outstanding.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

The Company presently has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

Currently, the Company conducts mineral exploration in Portugal, Kosovo and Germany.

History and Development of the Business

Avrupa was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection.

The Company completed its QT on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU.V” as of July 14, 2010. In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% by paying $150,000 cash and issuing 500,000 common shares.

The Company, through its holding in MAEPA, holds eight exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca

*

Alvalade / Canal Caveira / Ferreira do Alentejo (3 licenses)

*

Covas

*

Aljesur (Acquired subsequent to December 31, 2011)

*

Arga (Acquired subsequent to December 31, 2011)

*

Alvito (Acquired subsequent to December 31, 2011)

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In its acquisition of MAEPA, the Company allocated all of its acquisition cost to the Marateca project as it had been the subject of the NI 43-101 compliant report.

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Bajgora

*

Selac

*

Koritnik (Acquired subsequent to December 31, 2011)

The Glavej and Kamenica licenses were originally issued to Innomatik for two years, but have now been renewed for three years, as required by Kosovo law.  Upon renewal, the licenses were reduced in size by 50%.  The Bajgora and Selac licenses were newly issued during Q1 2011 for three years.  All licenses carry a work commitment, and there is a 2% NSR, payable to the government of Kosovo, attached to each of the licenses.

Business Overview

The Company currently has interests in mineral exploration projects located in Portugal, Germany and Kosovo. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations in certain areas are seasonal as the Company cannot conduct certain exploration activities on its properties year-round. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current exploration projects.

Mineral Properties

The Company currently has interests in 12 mineral exploration properties, including 6 properties in Portugal, 5 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
ARGA
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
GRANDOLA OFFICE
ALVALADE JV
ALJEZUR
N
LICENSES
APPLICATIONS
JOINT VENTURES
50
0
50
100
Kilometers
Scale: 1:2,500,000

Alvalade JV Project with Antofagasta (including Alvalade, Caveira and Ferreira do Alentejo)

Acquisition and Location

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project.

The agreement covers three Avrupa licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. The formerly operating Lousal and Caveira copper mines are located within the 1,000 square kilometer project area.  Antofagasta completed a US$300,000 Initial Study of the project, which included acquisition of much of the remaining historic data, re-logging of selected drill holes, systematic sampling, and integrated geological and geophysical interpretation of the targeted areas.

Exploration History

At the start of the Initial Study, first-pass review of re-processed regional gravity and magnetics covering the Alvalade license led to the identification of up to ten target areas on the potential Alvalade JV property.  The Company has upgraded three of these areas – Aldeia dos Elvas, Monte da Bela Vista, and Azinheira dos Barros – and has defined drill targets in all three areas for the Alvalade Joint Venture.  Four more of the target districts need further detailed examination, while the other four areas have been temporarily downgraded, though will be re-visited at a later date.  Further first-pass review of recently completed re-processing of regional geophysics, covering the entire three-license block (Canal Caveira, Ferreira do Alentejo, and Alvalade licenses), is continuing.

On October 19, 2011, the Company announced that work completed to date included re-logging of an additional 31 historic drill holes, collection of approximately 250 more samples from the drill core, re-processing of regional gravity and magnetics data, first-pass selection of specific target areas, including the Azinheira dos Barros and Aldeia dos Elvas locations, detailed re-processing of gravity data for the Aldeia area, and 1:10,000-scale geologic mapping and rock chip sampling at Aldeia and Azinheira.  Integration of geophysical data, geochemical data, and the results of recent surface work in these two districts suggests the potential for multiple drilling targets in both places.

Upon successful completion of the Initial Study, on December 22, 2011 (announced on January 3, 2012), the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% of the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

Current and Anticipated Exploration

On February 2, 2012, the Company announced the commencement of exploration work in the Portuguese Pyrite Belt under the Alvalade Joint Venture. The budget for work in 2012 has been increased to US$2.5 million and approved by Antofagasta. The work program includes up to 6,000 meters of drilling on various targets in the 1,000 km2 project area.

Marateca

Acquisition

In its acquisition of MAEPA, the Company allocated all of its acquisition cost to the Marateca project as it had been the subject of the NI 43-101 compliant report.

Exploration History

On August 23, 2011, the Company provided an update for the ongoing Marateca drill project in the Pyrite Belt of southern Portugal.  Four holes were completed, though two of these holes did not reach target depth due to difficult drilling conditions in fault zones and silicified rock units.  Avrupa commenced the drilling in the Serrinha District on the Marateca license in late 2010 with a planned 3-hole, 1300-meter campaign to upgrade the understanding of two classic massive sulfide targets (São Martinho and Monte de Volta) and one stockwork sulfide target (Serrinha).

The following table details the final status of each hole.

Target area	Hole ID	Planned Depth	Final TD	Comments
São Martinho	SM 11-01	500	400.70	Lost hole; have completed reaming and casing to TD; restarted core drilling, but lost hole in wide fault zone at 400.70 m
Monte de Volta	MV 10-01	500	309.00	Lost hole in fault zone; no decision yet on re-drill
Serrinha	SE 11-01	300	338.80	Reached planned depth, but poor recovery in mineralized target zone at ~ 140-170 meters
Serrinha	SE 11-01A	175	174.40	Re-drill of SE 11-01 to investigate target zone
Totals	4 holes	1475	1222.90

The São Martinho hole was originally drilled to 333.60 meters, before being lost due to difficult drilling conditions.  However, the hole was cleaned out and cased to depth, and the Company continued coring towards the geophysical target which lies at a depth of 375-450 meters.  Eventually, the hole was again lost in a wide fault zone at 400 meters, without reaching target stratigraphy.

Drilling at the Monte de Volta target halted above the target zone due to inability to penetrate further.  Avrupa decided not to attempt to re-drill the hole during the 2011 field season.  No decision has been made as to when and how to re-drill either the São Martinho target or the Monte de Volta target.

Avrupa re-drilled the upper portions of the Serrinha hole to collect better samples of the zone of strong alteration and possible mineralization, located at 135.82-184.30 meters in SE 11-01.  A fine grained (-80 mesh), pyrite-rich sludge sample that was collected from a potentially mineralized zone, located at 156.80-168.10 meters in SE 11-01, ran 263 ppm silver, 993 ppm copper, 997 ppm tungsten, and 358 ppm zinc.  The coarse fraction of the same sample ran 80.7 ppm silver and 1060 ppm tungsten.  Core recovery from this interval was less than 5%, and thus the Company collared SE 11-01A, about 10 meters to the southeast of SE 11-01.

The core samples from SE 11-01A are strongly altered, weakly pyritic, and un-mineralized felsic volcanic rocks, while the fine pyrite-rich sludge samples contain up to 77.6 ppm silver, averaging 17.7 ppm silver over the 33-meter collection interval at 141.40-174.40 meters.  Copper values are also weakly anomalous up to 437 ppm, as are tungsten results, to 520 ppm.  The coarse fraction of the sludge also contains anomalous silver values, ranging up to 48.5 ppm over the same interval.  Based on the geochemical results, detailed core logging, and physical appearance of the sludge samples in zones of poor core recovery, it appears that the Serrinha holes intersected a zone of stockwork quartz-pyrite mineralization hosted by strongly altered felsic volcanic rocks.

Current and Anticipated Exploration

The Company plans to further test the Serrinha target with downhole geophysical surveys after completion of the exploratory drilling at Marateca.

Covas

Location

The Covas tungsten deposit is a ring of tungsten-bearing pyrrhotite skarns that surrounds a 3 kilometer by 2 kilometer presumed buried multiple-intrusion complex, called the Covas Dome.

Exploration History

Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide, the last major explorer in the district, developed a non 43-101 compliant historic resource of 922,900 thousand metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The Company has not completed sufficient work to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

Joint Venture

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work.

Current and Anticipated Exploration

On July 12, 2011, the Company announced the results of geological mapping, sampling, and drill targeting in the Covas Dome portion of the Covas W-Au project under the work program funded by Blackheath.  The most important result of the work by senior American-based consultant Bill Fuchs, Ph.D., C.P.G., of SFM Micro is the identification of a significant Reduced Intrusion-Related Gold (RIRG) target in the Covas Dome area.  The target area lies along a pronounced east-west trending magnetic lineament and presumed structural zone that, at present, measures +900 meters in length by an average of 100 meters in width.  The anomalous zone, generally located in an area of thick vegetation and lack of outcrop, is open-ended to both east and west.

The target zone is defined by the occurrence of quartz veining and mild to occasionally moderate development of gossan in and around the veining.  Quartz veins contain arsenopyrite and pyrite and/or oxidized versions of arsenic-bearing sulfides.  In addition, there is a quartz-muscovite greisen breccia blowout located in the same trend area.  All but one of the 44 samples collected in the anomaly area contained detectable gold, with the best result being 10.2 g/t Au.  In addition, many samples contained strongly anomalous silver up to 45.2 ppm Ag, overlimit arsenic greater than 10,000 ppm, and highly anomalous bismuth and lead.  Soil samples in the same area also carried anomalous tellurium.  Of the 44 samples, eight samples (18%) contained gold values greater than 440 ppb, and 18 samples (41%) contained detectable gold values above 100 ppb.  The geochemical signature of the rock sampling results is similar to other RIRG’s found in the Tintina Gold Belt of the US and Canada.

In addition to the discovery of the previously-unknown gold potential at Covas, this season’s work, combined with earlier work completed in 2009, has delineated and upgraded a total of 17 tungsten and now gold targets lying in the Covas Dome and the Skarn Ring prospect areas.  Further work, including trenching and several drill holes, will be planned for later in the year after Blackheath has completed its TSXV listing obligations and fund-raising program.

On March 27, 2012, the Company announced that the Government of Portugal has approved and signed a one-year extension to the Covas W-Au exploration license. The permit will be valid until March 20, 2013, and requires a work investment of €500,000, including up to 2,100 meters of drilling, to fulfill all exploration commitments.

Other Portugal Properties

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of new exploration licenses covering attractive areas around the country.  There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Aljesur

The Aljesur exploration license covers 270 square kilometers of land in southwestern Portugal with the target being potential REE and precious metal mineralization related to an alkalic intrusion complex.  Copper and zinc stream sediment anomalies from previously-undertaken sampling bracket the western and southwestern margins of the intrusion complex.  Analysis for gold in these samples was never requested.  In addition, several academic studies of the intrusion from the 1970’s thorough 1990’s note the presence of elevated values of rare earth elements.

Alvito

The Alvito exploration license covers 988 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.  There has been some scattered exploration in the lands covered by the permit, but the Company expects to undertake the initial systematic grassroots program in the region for possible porphyry copper and gold mineralization.  The license area also covers extensions of several target areas from the Company’s Marateca license, lying immediately to the west of Alvito.

Arga

The Arga license, covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property.  The Arga area has seen previous mapping and sampling, but no drilling.  The property covers gold-silver-arsenic-bearing quartz vein swarms spatially related to a granitic intrusion complex.  The regional structure that controls location of the Covas tungsten deposit also localizes the Arga vein systems.

The Company will commence regional-style first pass reconnaissance exploration once the field season begins in earnest.  There are already known areas of interest on all three potential properties, and the Company will also concentrate in these places, during the initial work.  The goal of the exploration programs on these licenses will be to upgrade the projects to an interest level where they can be considered for single-target or strategic joint ventures with larger companies.

At Arga, there is known surface mineralization that has never been drill-tested, and could possibly be drilled in 2012.  At Alvito, the Company will attempt to open up a whole new potential mineral exploration area, with the intent of attracting larger mining companies into the area, as potential JV partners, at an early stage of regional exploration.

The Company continues to actively pursue other possibilities around the country and look for potential JV partners.

Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (IEK) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
BAJGORA
KAMENICA
PRISHTINE
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
SLIVOVO APPLICATION
N
15
0
15
30
Kilometers

AVRUPA MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified three other prospective areas covered by the Bajgora, Selac and Koritnik exploration licenses.

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

Other Kosovo Properties

The Company is also actively exploring in other parts of the country.

Bajgora

The Bajgora property, 76.5 km2 in size, is also located near the Stan Terg Mine in northern Kosovo.  The prospect area was originally located by identifying obvious NW-trending Vardar structures intersecting with NE-trending ring shaped volcanic centers and associated caldera migration features.  From the metallogenic map of Kosovo, the Company’s geologists recognized the presence of several reported mercury prospects, and then field-checked a lone gold anomaly generated from a regional stream sediment sampling program produced by the Kosovo government.  The Company’s own property-wide stream sediment sampling, reconnaissance-style geological mapping, and general prospecting work delineated an 18 km2 area for further interest and follow-up work.  During Q4 of 2011, Avrupa applied to the Mining Bureau of Kosovo to reduce the size of the license, in order to better concentrate on the favorable area.

Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work is presently underway.

Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands.

With five licenses in hand, and all containing surface base metal mineralization, the Company is poised to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica and Glavej, and by attractive exploration prospects at Bajgora, Selac and Koritnik.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe.

Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

In 2010, the Company changed its financial year end from April 30 to December 31. Set out below is the operating and financial review for the financial year ended December 31, 2011, the financial eight-month period ended December 31, 2010 and the financial years ended April 30, 2010 and 2009.

Operating Results

For the three months ended March 31, 2012 and 2011

During the three months ended March 31, 2012, the Company reported a loss of $162,985 ($0.01 loss per share) (2011 - $560,010 ($0.03 loss per share)).

Excluding the non-cash depreciation of $2,603 (2011 - $1,796) and share-based payment of $25,070 (2011 - $nil), the Company’s general and administrative expenses amounted to $223,153 during the three months ended March 31, 2012 (2011 - $199,894), an increase of $23,259.  The slight increase was mainly due to investor relations of $31,445 (2011 - $18,100), accounting and legal of $37,066 (2011 - $28,187) and office and administrative fees of $17,217 (2011 - $9,007) as the Company was negotiating to purchase the remaining 10% interest in MAEPA as well as increasing investors’ awareness of the Company’s activities.

During the three months ended March 31, 2012, the Company expensed exploration costs of $13,761 on Covas, $35,794 on Marateca, $157,048 on Alvalade and $13,538 on other projects in Portugal (2011 - $39,588 on Covas, $220,397 on Marateca, $107,188 on Alvalade and reversed exploration cost $1,107 on other projects). The Company expensed exploration costs of $5,920 on Glavej, $16,852 on Kamenica, $23,095 on Bajgora, $11,756 on Selac and $24,406 on other projects in Kosovo (2011  - $4,324 on Glavej, $2,527 on Kamenica, $5,586 on Rezhanc, $4,690 on Bajgora, and $2,089 on other projects). The Company received an advance of $354,288 from Antofagasta for the Alvalade JV Project.

For the year ended December 31, 2011 and eight months ended December 31, 2010

During the year ended December 31, 2011, the Company reported a loss of $2,117,206 ($0.13 loss per share) (eight months ended December 31, 2010 - $1,043,097 ($0.08 loss per share)).

Excluding the non-cash share-based payment of $nil (eight months ended December 31, 2010 - $212,410) and depreciation of $10,852 (eight months ended December 31, 2010 - $11,544), the Company’s general and administrative expenses amounted to $855,739 during the year ended December 31, 2011 (eight months ended December 31, 2010 - $477,932).  The significant increase in the general and administrative expenses was a result of:  a) the Company completed its QT and thus, became an operating company with its own employees and consultants; and b) the Company incorporated its majority-owned subsidiaries’ (MAEPA and Innomatik) operations from the date of acquisition on July 9, 2010.  As a result, all costs increased compared to the eight-month period ended December 31, 2010 when it just identified the QT in July 2010.

During the year ended December 31, 2011, the Company expensed exploration costs of $148,241 on Covas, $699,250 on Marateca, $415,482 on Alvalade and $79,229 on other projects in Portugal (eight months ended December 31, 2010 - $109,499 on Covas, $104,088 on Marateca, $66,988 on Alvalade and $451 on other projects) and received cash advance and reimbursement of $178,271 from optionee on Covas and $275,752 from optionee on Alvalade. The Company expensed exploration costs of $56,731 on Glavej, $198,927 on Kamenica, $173,893 on Bajgora, $92,547 on Selac, and $36,670 on other projects in Kosovo (eight months ended December 31, 2010 - $68,542 on Glavej, $87,699 on Kamenica, and $30,085 on Rezhanc, $20,674 on Bajgora and $1,360 on other projects). The Company also expensed exploration costs of $32,650 on Oelsnitz in Germany (eight months ended December 31, 2010 - $nil)

For the eight months ended December 31, 2010 and 2009

During the eight months ended December 31, 2009, the Company was a capital pool company looking for completing its qualifying transaction.  During the eight months ended December 31, 2010, the Company completed its qualifying transaction by acquiring its subsidiaries in Portugal and Kosovo.

For the year ended April 30, 2010 and April 30, 2009

During the year ended April 30, 2010, the Company reported a loss of $27,526 ($0.01 loss per share) (2009 - $73,815 ($0.03 loss per share)).

In fiscal 2010, the Company incurred $29,564 general and administrative expenses compared to 2009’s $82,744. Excluding the non-cash share-based payment (2010 - $Nil; 2009 - $39,574), the general and administrative expenses decreased to 2010’s $29,564 from 2009’s $43,170. The decrease in the general and administrative expenses was mainly due to the listing and filing fees of $7,995 (2009 - $26,088).

Since the Company was a CPC, it had no business operations and its corporate expenditures were restricted to costs of raising equity financing, administrative cost to maintain the Company in good standing and costs to identify and evaluate potential business opportunities.

Liquidity and Capital Resources

As at March 31, 2012, the Company’s working capital was $1,619,428 (December 31, 2011 - $695,918). With respect to working capital, $1,496,235 was held in cash and cash equivalents (December 31, 2011 - $637,133). The increase in cash and cash equivalents of $859,102 was mainly due to its financing in March 2012 being offset by the operating activities of $237,047 and purchase of property, plant and equipment of $16,754

On March 28, 2012, the Company completed a private placement issuing 4,000,000 units (“Units”) at a price of $0.30 per Unit of gross proceeds of $1,200,000. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months.  A cash finder’s fee of $55,174 was paid and finder’s warrants, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per Unit, were issued. Insiders participated in the offering for a total of 303,667 Units.

As at December 31, 2011, the Company’s working capital was $695,918 (December 31, 2010 - $3,019,837). With respect to working capital, $637,133 was held in cash and cash equivalents (December 31, 2010 - $2,674,521). The decrease in cash and cash equivalents of $2,037,388 was mainly due to its operating activities of $2,351,882, including the $1,933,620 mineral exploration expenses, offset by the $178,271 recovery from Blackheath for reimbursement of exploration costs in Covas and as advancement for future exploration work and the $275,752 advance from Antofagasta for future exploration work on Alvalade.

On March 30, 2011, the Company received $320,000 from Metallica in relation to the sale of the Repparfjord copper property in Norway.

As of the date of this Registration Statement, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €120,000 ($158,316) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 4 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
Apr 30, 2009	Seed Shares	1,300,000	$ 0.10	$ 130,000
	Initial Public Offering	1,000,000	0.20	200,000
	Private Placement	750,000	0.20	150,000

Apr 30, 2010	None	-	-	-

Dec 31, 2010	Private Placement	11,428,571	0.35	4,000,000
	Private Placement	1,250,000	0.40	500,000
	Exercise of Agent’s Options	100,000	0.20	20,000
	Settlement of Working Capital Loan	275,000	0.37	-

Dec 31, 2011	None	-	-	-

Three months ended March 31, 2012	Private Placement	4,000,000	0.30	1,200,000

(1)

In 2010, the Company changed its financial year end from April 30 to December 31. Set out above is a summary of common shares issuance during the Company’s financial year ended December 31, 2011, financial eight-month period ended December 31, 2010 and financial years ended April 30, 2010 and April 30, 2009.

Three Months Ended 3/31/2012

As at March 31, 2012, the Company’s working capital was $1,619,428 (December 31, 2011 - $695,918). During the quarter, Operating Activities used cash of ($237,047), including the loss for the quarter of ($200,312). Items not affecting cash include Depreciation of $2,603 and Share-Based Payments of $25,070. Changes in non-cash working capital items include a decrease in Receivables of $7,382, an increase in Prepaid Expenses of ($43,170), an increase in Other Assets of ($19), an increase in Due to Related Parties of $22,511, and a decrease in Accounts Payable and Accrued Liabilities of ($51,112).

Investing Activities used cash of ($16,754). Purchase of Property, Plant and Equipment used cash of ($16,754).

Financing Activities provided cash of $1,111,531, including $1,200,000 from the issuance of common shares. In addition, Share Issuance Costs used cash of ($88,469).

Cash and cash equivalents totaled $1,496,235 at March 31, 2012 compared to cash of $637,133 as of December 31, 2011, an increase of $859,102 during the quarter.

Year Ended 12/31/2011

As at December 31, 2011, the Company’s working capital was $695,918 (December 31, 2010 - $3,019,837). During the year, Operating Activities used cash of ($2,351,882), including the loss for the year of ($2,335,203). Items not affecting cash include Depreciation of $10,852. Changes in non-cash working capital items include an increase in Receivables of ($15,217), an increase in Prepaid Expenses of ($15,967), a decrease in Other Assets of $17, a decrease in Due to Related Parties of ($24,449), a decrease in Other liabilities of ($70,058) and an increase in Accounts Payable and Accrued Liabilities of $98,143.

Investing Activities provided cash of $306,683. Other receivables provided cash of $320,000 and purchase of Property, Plant and Equipment used cash of ($13,317). There was no cash used or provided by Financing Activities.

Cash and cash equivalents totaled $637,133 at December 31, 2011 compared to cash of $2,674,521 as of December 31, 2010, a decrease of ($2,037,388) during the year.

Eight Months Ended 12/31/2010

As at December 31, 2010, the Company’s working capital was $3,019,837 (April 30, 2010 - $353,322). During the eight months ended December 31, 2010, Operating Activities used cash of ($944,695), including the net loss of the eight-month period ($1,072,740). Items not affecting cash include Share-based Payment of $212,410, Depreciation of $11,544, Gain on Shares Issued for Debt Settlement of ($16,633), and Gain on Write-Off of Loans of ($89,917). Changes in non-cash working capital items include an increase in Receivables of ($74,170), an increase in Prepaid Expenses of ($61,876), a decrease in Other Assets of $18,259, an increase in Due to Related Parties of $180,353, an increase in Other liabilities of $30,687 and a decrease in Accounts Payable and Accrued Liabilities of ($82,612).

Investing Activities used cash of ($790,192). Exploration and evaluation assets used cash of ($183,139), Cash paid in business combination used cash of ($762,890), Cash acquired from business combination provided cash of $157,270, and Property, Plant and Equipment used cash of ($1,433). Financing Activities provided cash of $4,270,447, including $4,500,000 and $20,000 from the issuance of common shares and the exercise of agent’s options, respectively. In addition, Share Issuance Costs used cash of ($249,553).

Cash totaled $2,674,521 at December 31, 2010 compared to cash of $150,916 at April 30, 2010, an increase of $2,523,605.

Year Ended 4/30/2010

As at April 30, 2010, the Company’s working capital was $353,322, compared to working capital of $380,848 at May 1, 2009. With respect to working capital, $150,916 was held in cash and cash equivalents, compared to $384,632 at April 30, 2009.

During the year ended April 30, 2010, Operating Activities provided cash of $32,207, including the net loss of the year ($27,526). Changes in non-cash working capital items include a decrease in Receivables of $1,031, and an increase in Accounts Payable and Accrued Liabilities of $58,702.

Investing Activities used cash of ($150,000) due to the settlement of the Convertible Loan. Financing Activities used cash of $115,923 due to Financing Costs.

Cash totaled $150,916 at April 30, 2010 compared to cash of $384,632 at April 30, 2009, a decrease of ($233,716).

Year Ended 4/30/2009

As at April 30, 2009, the Company’s working capital was $380,848. With respect to working capital, $384,632 was held in cash and cash equivalents.

During the year ended April 30, 2009, Operating Activities used cash of ($31,504), including the net loss of the year ($73,815). Changes in non-cash working capital items include an increase in Receivables of ($3,094), a decrease in Deferred Costs of $8,750, and a decrease in Accounts Payable and Accrued Liabilities of ($2,919).

There was no cash used or provided by Investing Activities. Financing Activities provided cash of $295,538, including $350,000 from the issuance of common shares. In addition, Share Issuance Costs used cash of ($54,462).

Cash totaled $384,632 at April 30, 2009 compared to cash of $120,598 at May 1, 2008, an increase of $264,034.

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	90%*	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

* In April 2012, the Company acquired the remaining 10% of MAEPA by paying $150,000 cash and issuing 500,000 common shares and currently owns 100% interest.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Asset acquisitions

Asset Acquisitions that occurred after May 1, 2008 were accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquire, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign currencies

The Company assess functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these financial statements, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its subsidiaries in Portugal and Kosovo is the Euros and that the functional currency of its subsidiaries in Barbados is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of operations.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its subsidiaries in Portugal and Kosovo is the Euros and that the functional currency of its subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the consolidated statements of comprehensive loss;

•

the provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2011;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Impairment of equipment and intangible assets (excluding goodwill)

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the consolidated statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary difference are expected to settle.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2011 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.02 on December 31, 2011.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2011, the Company had a total of €120,000 ($158,316) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of December 31, 2011 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Each director was re-elected at the Annual General meeting held on June 8, 2011.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	56	July 8, 2010
Gregory E. McKelvey (1)	United States	68	January 23, 2008
Donald E. Ranta (1)	United States	69	January 23, 2008
Mark T. Brown (1)	Canada	44	January 23, 2008

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 30, 2012.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of December 31, 2011, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	56	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	37	July 8, 2010

Paul W. Kuhn, joined Avrupa in July 2010 after working with Metallica Mining in Oslo, Norway since August 2008. He has more than 30 years of experience in the minerals exploration business in North America, Central Asia and Europe. He earned an A.B. Degree from Dartmouth College, US, in 1978, and an M.S. Degree from the University of Montana, US, in 1983.  Mr. Kuhn has worked in a variety of geological terrains, exploring for gold, silver, base metals, uranium, and phosphate deposits, and has spent time as a production geologist in the deep underground mines of the Coeur d`Alene Mining District, historically one of the world’s most important silver districts.  Mr. Kuhn has managed successful exploration programs in the US and Turkey, and was involved in a number of base and precious metal discoveries in Turkey, including the Taç and Çorak polymetallic deposits (presently being developed by Mediterranean Resources), the Cerattepe Cu-Au volcanogenic massive sulfide deposit (held by Inmet Mining), the Altıntepe epithermal Au deposit (being developed by Stratex International), the Diyadın Carlin-style Au deposit (developed by Newmont Mining and currently held by Koza Altin), and the Karakartal porphyry Cu-Au deposit (being developed by Anatolia Minerals).  Mr. Kuhn was also involved with the original mapping and description of the Çöpler porphyry Au deposit (presently under mine construction and development by Anatolia Minerals).

Gregory E. McKelvey, MS. Geol., served as President/CEO of Animas from July 2007 through August 2011, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since February 2008, he has been a Director of Rare Element Resources Ltd.; since November 2009, he has been a Director of Redhawk Resources Inc.

Donald E. Ranta is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice

President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).  Since October 2007, he has been a Director of Rare Element Resources Ltd.; since September 2008, he has been a Director of Otis Gold Corp.; and since January 2008, he has been a Director of Animas Resources Ltd.

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the NYSE Amex; a Director of Animas Resources Ltd., a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Corporate Secretary of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Animas Resources Ltd. (since July 2007), AQM Copper Inc. (since April 2007), Strategem Capital Corporation (since May 2005), and Estrella Gold Corporation (since October 2011).

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July

29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 8, 2011.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year (1)	Salary	Options Granted	Other Compensation
Paul W. Kuhn CEO, President and Director (2) (3)	Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	$232,418 $101,535 N/A	N/A 350,000 N/A	$ 62,864 $ 16,744 N/A

Winnie Wong, CFO and Corporate Secretary (4)	Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A	N/A 50,000 N/A	$ 106,615 $ 131,344 $ 3,000

Mark T. Brown, Director Former CEO and President (5)	Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A	N/A 50,000 N/A	N/A N/A N/A

Gregory E. McKelvey, Director (6)	Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A	N/A 50,000 N/A	N/A $10,502 N/A

Donald E. Ranta, Director	Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A	N/A 50,000 N/A	N/A N/A N/A

(1)

In 2010, the Company changed its financial year end from April 30 to December 31. Set out above is a summary of compensation paid during the Company’s financial year ended December 31, 2011, financial eight-month period ended December 31, 2010 and financial year ended April 30, 2010.

(2)  “Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(3)  Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(4)  POC, a company of which Winnie Wong is the Vice President, charged a total of $106,615, $131,344 and $3,000 for rent and accounting and management fees for a team of four people during financial year ended December 31, 2011, financial eight-month period ended December 31, 2010 and financial year ended April 30, 2010, respectively.

(5)  Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President.

(6)

“Other Compensation” for Gregory E. McKelvey is for consulting fees.

No funds were set aside or accrued by the Company during 2011 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the only non-independent director is Paul W. Kuhn, as he serves as CEO and President of the Company.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 8, 2011, shareholders approved the resolution to set the current Board at 4 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated April 30, 2012.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation’s financial statements.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience. The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

Meetings

The Audit Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

The Chairperson shall, in consultation with management and the external auditor and internal auditor (if any), establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

Responsibilities

Primary responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The Audit Committee reviews interim and annual audited financial statements and related management’s discussion and analysis (“MD&A”), including any letter to shareholders and related press releases, and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor. The Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities legislation and policies; enquires about potential claims, assessments and other contingent liabilities; and periodically reviews with management, depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency. The Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Company's external auditor must report directly to the Audit Committee, which is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee shall implement structures and procedures to ensure that it meets with the external auditor on at least annually in the absence of management. The Committee recommends to the Board of Directors the external auditor to be nominated, and recommends the compensation of the external auditor's engagement. Any engagements for non-audit services to be provided by the external auditor will be reviewed and pre-approved by the Committee, including estimated fees, and will consider the impact on the independence of the external auditor.

The Committee will review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting. It will obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates. The

Committee will direct the external auditor’s examinations to particular areas, and review control weaknesses identified by the external auditor, together with management's response.

In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities. It will have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, and will establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Company as directed by the Audit Committee.

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. On an annual basis, prior to public disclosure of its annual financial statements, the Committee will ensure that the external auditor has entered into a participation agreement and has not had its participant status terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board (“CPAB”) bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

The current Audit Committee members are Gregory E. McKelvey (Director), Mark T. Brown (Director), and Donald E. Ranta (Director).

Staffing

The Company currently has 7 employees (of which 3 are located in Portugal and 4 in Kosovo) and 2 executive officers. Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd., a private company of which Mark T. Brown, a director of the Company, is the president and director. Mineral Exploration, including geological services and field work, are performed by management and contactors on an as needed basis.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of April 30, 2012, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	645,000	2.85%
Common	Winnie Wong (2)	230,000	1.02%
Common	Gregory E. McKelvey (3)	349,966	1.55%
Common	Donald E. Ranta (4)	271,683	1.20%
Common	Mark T. Brown (5)	2,018,668	8.92%

	Total Directors/Officers	3,515,317	15.53%

(1)	485,000	Represent currently exercisable stock options.
	45,000	Represent currently exercisable share purchase warrants.
(2)	130,000	Represent currently exercisable stock options.
(3)	125,000 48,766	Represent currently exercisable stock options. Represent currently exercisable share purchase warrants.
(4)	125,000 15,561	Represent currently exercisable stock options. Represent currently exercisable share purchase warrants.
(5)	130,000 392,834	Represent currently exercisable stock options. Represent currently exercisable share purchase warrants.

Based upon 20,603,571 common shares outstanding as of April 30, 2012, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Equity Financial Trust Company, 1185 Georgia Street, Suite 1620, Vancouver, British Columbia V6E 4E6.

On April 30, 2012 the shareholders' list for the Company's common shares showed 41 registered shareholders, including depositories, and 20,603,571 common shares issued and outstanding. Of the total registered non-depository shareholders, 18 are resident in Canada holding 15,085,677 common shares, or 73.2% of the total issued and outstanding; 18 shareholders are resident in the United States holding 2,653,894 common shares, or 12.9% of the issued and outstanding, and 5 shareholders are resident of other nations holding 2,864,000 common shares, or 13.9% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 30, 2012, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Ernesto Echavarria (1)	2,508,000	11.08%
Common	Mark T. Brown (2)	2,018,668	8.92%

(1)	534,000	Represent currently exercisable share purchase warrants.
(2)	130,000 392,834	Represent currently exercisable stock options. Represent currently exercisable share purchase warrants.

Based upon 20,603,571 shares outstanding as of April 30, 2012, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions in the three months ended March 31, 2012, year ended December 31, 2011, the eight months ended December 31, 2010, and the years ended April 30, 2010 and 2009:

	Services	Three Months Ended March 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	As at March 31, 2012	As at December 31, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$28,750	$106,615	$131,344	$29,960	$8,657	$11,531
Paul W. Kuhn	Consulting, housing allowance and school payment	$63,461	$295,282	$201,811	$9,252	$7,986	$12,142
Peter Merkel (b)(d)	Loan interest	$Nil	$Nil	$13,820	$Nil	$Nil	$Nil
Paul L. Nelles (b)	Salaries	$21,785	$91,333	$69,274	$Nil	$Nil	$Nil
Michael Diehl (b)	Salaries	$22,514	$144,658	$51,918	$Nil	$Nil	$Nil
Mineralia (c)	Consulting	$Nil	$219,532	$147,877	$Nil	$Nil	$17,419
TOTAL:					$39,212	$16,643	$41,092

Amounts due from:
Adriano Barros	Retaining 10% interest in MAEPA	$Nil	$Nil	$Nil	$5,995	$5,937	$Nil

	Services	Year Ended April 30, 2010	Year Ended April 30, 2009	As at April 30, 2010	As at April 30, 2009
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$6,000	$4,000	$525	$Nil
Paul W. Kuhn	Consulting, housing allowance and school payment	$Nil	$Nil	$Nil	$Nil
Peter Merkel (b)(d)	Loan interest	$Nil	$Nil	$Nil	$Nil
Paul L. Nelles (b)	Salaries	$Nil	$Nil	$Nil	$Nil
Michael Diehl (b)	Salaries	$Nil	$Nil	$Nil	$Nil
Mineralia (c)	Consulting	$Nil	$Nil	$Nil	$Nil
TOTAL:				$525	$Nil

Amounts due from:
Adriano Barros	Retaining 10% interest in MAEPA	$Nil	$Nil	$Nil	$Nil

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Peter Merkel, Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, a non-controlling shareholder and general manager of MAEPA.

(d)

Peter Merkel received 275,000 common shares at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests owing to him in the amount of €88,385 ($118,383).

Item 8.  Financial Information

The financial statements as required under Item #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inception and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of December 31, 2011, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 16,103,571 Common Shares issued and outstanding as of December 31, 2011 and 20,603,571 Common Shares issued and outstanding as of April 30, 2012.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “AVU”. The CUSIP number is 05453A108. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending April 30, 2012;

•

each of the last eight fiscal quarters ending the three months ended December 31, 2011; and

•

each of the last three annual reporting period, being the years ended December 31, 2011, the eight-month period ended December 31, 2010, and the year ended April 30, 2010.

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008. The Company completed its Qualifying Transaction (“QT”) on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU.V” as of July 14, 2010.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

April 2012	$0.29	$0.25	$0.25
March 2012	$0.40	$0.26	$0.29
February 2012	$0.35	$0.27	$0.30
January 2012	$0.35	$0.20	$0.35
December 2011	$0.26	$0.14	$0.19
November 2011	$0.33	$0.20	$0.33

Three Months Ended 12/31/11	$0.42	$0.14	$0.19
Three Months Ended 9/30/11	$0.57	$0.28	$0.30
Three Months Ended 6/30/11	$0.60	$0.46	$0.50
Three Months Ended 3/31/11	$0.59	$0.41	$0.49
Two Months Ended 12/31/10	$0.52	$0.33	$0.39
Three Months Ended 10/31/10	$0.50	$0.36	$0.50
Three Months Ended 7/31/10	$0.50	$0.37	$0.37
Three Months Ended 4/30/10	$0.16	$0.16	$0.16
Year Ended 12/31/11	$0.60	$0.14	$0.19
Eight Months Ended 12/31/10	$0.52	$0.33	$0.39
Year Ended 4/30/10	$0.21	$0.07	$0.16

Table No. 12 lists, as of April 30, 2012, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
5,714,284	$0.50	January 8, 2013
625,000	$0.55	April 27, 2013
4,000,000	$0.50	March 28, 2014

Table No. 13 lists, as of April 30, 2012, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
183,913	$0.30	March 28, 2014

American Depository Receipts.

Not applicable.

Other Securities to be Registered

Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of TSX Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSX website at www.tsx.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions include option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund sponsored by the Investment Industry Regulatory Organization of Canada to protect customers in the event of insolvency of a member financial firm.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the month ended April 30, 2012, the Company issued 500,000 shares for the purchase of its remaining 10% interest in MAEPA.

During the three months ended March 31, 2012, the Company completed one private placement. On March 28, 2012, the Company completed the placement of 4,000,000 units (a “Unit”) at $0.30 per Unit for gross proceeds of $1,200,000. Each Unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months that expires on March 28, 2014 at a price of $0.50 per common share. A cash finder’s fee of $55,174 was paid and finder’s warrants, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per Unit, were issued.

During the year ended December 31, 2011, the Company issued no shares.

During the eight-month period ended December 31, 2010, the Company completed two private placements of its common shares. On June 22, 2010, the Company closed a private placement related to the completion of its Qualifying Transaction for gross proceeds of $4 million. The Company had issued 11,428,571 subscription receipts at $0.35 per receipt. Each receipt was converted into a unit at the completion of the Qualifying Transaction, which consists of a common share and one half of a transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 until December 22, 2011. A total of $183,859 cash finder’s fee was paid and 525,310 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the financing at $0.35 until December 22, 2011. On October 25, 2010, the Company closed a private placement issuing 1,250,000 units at a price of $0.40 per unit for gross proceeds of $500,000. Each unit consists of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.55 until April 25, 2011. A total of $31,500 cash finder’s fee was paid and 78,750 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the financing at $0.40 until April 25, 2011. During the eight-month period ended December 31, 2010, the Company also issued 100,000 shares pursuant to the exercise of agent’s stock options for cash proceeds of $20,000.

During the year ended April 30, 2010, the Company issued no shares.

During the year ended April 30, 2009, the Company completed two issuances of common shares. On July 29, 2008, the Company filed a prospectus with the British Columbia and Alberta Securities Commissions in order to offer to the public in British Columbia and Alberta a minimum of 1,000,000 common shares at a price of $0.20 per share for gross proceeds of $200,000. A receipt for this prospectus was obtained from regulatory authorities on July 31, 2008, and on August 28, 2008, the Company closed its initial public offering and its common shares began trading on the TSX Venture Exchange on September 2, 2008. On August 28, 2008, the Company completed a non-brokered private placement of 750,000 common shares at $0.20 per share for gross proceeds of $150,000. All of the shares issued pursuant to the private placement were subject to a four-month hold period expiring on December 30, 2008.

Shares Issued for Assets Other Than Cash

During the year ended December 31, 2011, the Company issued no shares.

During the eight-month period ended December 31, 2010, 275,000 common shares were issued to Peter Merkel, a non-controlling shareholder of the Company’s subsidiary, Innomatik Exploration Kosovo LLC, at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests thereto owing to him.

During the years ended April 30, 2010 and 2009, the Company issued no shares for assets other than cash.

Shares Held By Company

No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Officers, Employees and Consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 8, 2011. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

Under the Plan, the exercise price of the option may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on June 5, 2012 has been included as an exhibit to this Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 30, 2012, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	350,000 100,000 35,000	350,000 100,000 35,000	$0.35 0.30 0.30	July 8, 2015 January 26, 2017 April 10, 2017

Winnie Wong, Chief Financial Officer & Corporate Secretary	55,000 50,000 25,000	55,000 50,000 25,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Gregory E. McKelvey, Director	55,000 50,000 20,000	55,000 50,000 20,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Donald E. Ranta, Director	55,000 50,000 20,000	55,000 50,000 20,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Mark T. Brown, Director	55,000 50,000 25,000	55,000 50,000 25,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Employees/Consultants	320,000 10,000 675,000	320,000 10,000 675,000	$0.35 0.35 0.30	July 8, 2015 July 15, 2015 April 10, 2017
Total Officers and Directors	995,000	995,000

Total Employees/ Consultants	1,005,000	1,005,000

Total Officers/Directors/ Employees and Consultants	2,000,000	2,000,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name “Everclear Capital Ltd.” On July 7, 2010, the Company changed its name to “Avrupa Minerals Ltd.”

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Business Corporations Act of British Columbia. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act of British Columbia.

Part 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate

b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the Business Corporations Act of British Columbia, a director may hold any office or place of profit with the Company, other than the office of auditor with the Company, in conjunction with his office of director for such period and such terms as the directors may determine. No director or intended director shall be disqualified by his office from contracting with the Company. Subject to compliance with the Business Corporations Act of British Columbia, a director or his firm may act in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

Part 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Business Corporations Act of British Columbia, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Business Corporations Act of British Columbia. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.1. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Business Corporations Act of British Columbia or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Business Corporations Act of British Columbia, or in its name as may be permitted under Section 263 of the Business Corporations Act of British Columbia, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Business Corporations Act of British Columbia. No alteration, as provided in Article 9, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Business Corporations Act of British Columbia, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Business Corporations Act of British Columbia, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Business Corporations Act of British Columbia.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this 20-F Registration Statement.

Material Contracts

1.

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period. A copy of this agreement has been filed as an exhibit to this Registration Statement.

2.

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016. During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. A copy of this agreement has been filed as an exhibit to this Registration Statement.

Exchange controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Avrupa on the right of foreigners to hold or vote securities of Avrupa, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2010 and 2011 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements and their consent has been filed as an exhibit to this Registration Statement.

Documents on Display

All documents incorporated in this 20-F Registration Statement may be viewed at the Company’s Executive Office located at 410 – 325 Howe Street, Vancouver, British Columbia, Canada, V6C 1Z7.

Item 11.  Disclosures About Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVissser Gray LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 25, 2012 .

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated August 3, 2010.

•

Consolidated Statements of Financial Position at December 31, 2011, December 31, 2010, and April 30, 2010.

•

Consolidated Statements of Financial Position at April 30, 2010 and April 30, 2009.

•

Consolidated Statements of Comprehensive Loss for the year ended December 31, 2011, the eight months ended December 31, 2010 and the year ended April 30, 2010.

•

Consolidated Statements of Comprehensive Loss for the year ended April 30, 2010 and April 30, 2009.

•

Consolidated Statements of Cash Flows for the year ended December 31, 2011, the eight months ended December 31, 2010 and the year ended April 30, 2010.

•

Consolidated Statements of Cash Flows for the year ended April 30, 2010 and April 30, 2009.

•

Consolidated Statements of Changes in Equity for the year ended December 31, 2011, the eight months ended December 31, 2010, and the year ended April 30, 2010

•

Consolidated Statements of Changes in Equity for the year ended April 30, 2010 and April 30, 2009.

•

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

1.1

Certificate of Incorporation and Notice of Articles dated January 23, 2008*

1.2

Articles and Bylaws (British Columbia) dated January 23, 2008*

1.3

Certificate of Name Change dated July 7, 2010*

2.

Instruments defining the rights of holders of the securities being registered – See Exhibit Number 1

3.

Voting Trust Agreements – not applicable

4.

Material Contracts

4.1

Joint Venture agreement between the Company and Antofagasta Minerals S.A. (“Antofagasta”) regarding the exploration on the Alvalade project dated December 22, 2011.*

4.2

Agreement between the Company and Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”) regarding the optioning out of the Covas Tungsten Project dated May 18, 2011. *

5.

List of Foreign Patents – not applicable

6.

Calculation of earnings per share – not applicable

7.

Explanation of calculation of ratios – not applicable

8.

List of Subsidiaries*

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – not applicable

10.

Notice Required by Rule 104 of Regulation BTR – not applicable

11

Code of Ethics – not applicable

12

Certifications required by Rule 13a-14(a) or Rule 15d-14(a)**

13

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code**

14.

Legal Opinion required by Instruction 3 of ITEM 7B – not applicable

15

Additional Exhibits:

15.1

Consent of DeVisser Gray LLP, Chartered Accountants, dated June 20, 2012**

15.2

Copy of Stock Option Plan*

15.3

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated June 5, 2012*

15.4

Form of Proxy for the Annual General Meeting of Shareholders held on June 5, 2012. *

*

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on June 4, 2012.

**

Filed herewith.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

FINANCIAL STATEMENTS YEAR ENDED APRIL 30, 2010

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

Contents

Page

Auditors’ Report

61

Statements of Financial Position

62

Statements of Comprehensive Loss

63

Statements of Changes in Equity

64

Statements of Cash Flows

65

Notes to the Financial Statements

66 – 79

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. and its subsidiaries (“the Company”), which comprise the consolidated statements of financial position as at April 30, 2010 and 2009, and the consolidated statements of comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. and its subsidiaries as at April 30, 2010 and 2009 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 3, 2010

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

STATEMENTS OF FINANCIAL POSITION

AS AT APRIL 30                                                                                                                     Table of Contents

	2010	2009
		(Note 11)

ASSETS
Current assets
Convertible loan (Note 3)	$ 150,000	$ -
Receivables	2,266	3,297
Deferred transaction and financing costs	150,923	-
Cash and cash equivalents	150,916	384,632

TOTAL ASSETS	$ 454,105	$ 387,929

LIABILITIES AND SHAREHOLDERS' EQUITY

EQUITY
Share capital (Note 4)	$ 418,545	$ 418,545
Reserves (Note 4)	46,567	46,567
Deficit	(111,790)	(84,264)
	353,322	380,848
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	100,783	7,081

TOTAL EQUITY AND LIABILITIES	$ 454,105	$ 387,929

These financial statements are authorized for issue by the Board of Directors on August 3, 2010.

They are signed on the Company's behalf by:

/s/Winnie Wong	/s/Mark T. Brown
Director	Director

See notes to the financial statements

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED APRIL 30                                                                                        Table of Contents

	2010	2009
		(Note 11)
GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	$ 337	$ 265
Investor relations	1,140	-
Listing and filing fees	7,995	26,088
Office and administrative fees	865	787
Professional fees	5,493	5,123
Rent	6,000	4,000
Share-based payment	-	39,574
Transfer agent fees	7,734	6,907
	(29,564)	(82,744)
OTHER ITEMS
Foreign exchange gain	-	6,636
Interest income	2,038	2,293

LOSS BEFORE TAX	(27,526)	(73,815)
Income tax	-	-

Net loss and comprehensive loss for the year	$ (27,526)	$ (73,815)

Basic and diluted loss per share	$ (0.01)	$ (0.03)

See notes to the financial statements

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

STATEMENTS OF CHANGES IN EQUITY                                                                                                                                             Table of Contents

	Share capital		Reserves
	Number of shares	Amount	Equity settled employee benefits	Warrants	Deficit	Total equity

Balance as at April 30, 2008 (Note 11)	1,300,000*	$ 130,000	$ -	$ -	$ (10,449)	$ 119,551
Share issues:
Initial public offering (“IPO”)	1,000,000	200,000	-	-	-	200,000
Shares issued for private placement	750,000	150,000	-	-	-	150,000
Share issue costs	-	(61,455)	-	-	-	(61,455)
Agent’s options	-	-	-	6,993	-	6,993
Share-based payment	-	-	39,574	-	-	39,574
Net loss and comprehensive loss	-	-	-	-	(73,815)	(73,815)

Balance as at April 30, 2009 (Note 11)	3,050,000	418,545	39,574	6,993	(84,264)	380,848
Net loss and comprehensive loss	-	-	-	-	(27,526)	(27,526)

Balance as at April 30, 2010	3,050,000	$ 418,545	$ 39,574	$ 6,993	$ (111,790)	$ 353,322

* These 1,300,000 shares were placed in escrow upon the successful listing of the Company as a Capital Pool Company on the TSX Venture Exchange. The release of these shares from escrow is on a time basis, as to 10% upon the completion of a QT and an additional 15% every six months thereafter over a period of three years.

See notes to the financial statements

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30                                                                                       Table of Contents

	2010	2009
		(Note 11)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss and comprehensive loss for the year	$ (27,526)	$ (73,815)
Item not involving cash:
Share-based payment	-	39,574

Changes in non-cash working capital items:
Receivables	1,031	(3,094)
Accounts payable and accrued liabilities	58,702	(2,919)
Deferred costs	-	8,750

Net cash provided by (used in) operating activities	32,207	(31,504)

CASH FLOWS TO INVESTING ACTIVITIES
Convertible loan	(150,000)	-

Net cash used in investing activities	(150,000)	-

CASH FLOWS FROM (TO) FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	350,000
Deferred transaction and financing costs	(115,923)	(54,462)

Net cash (used in) provided by financing activities	(115,923)	295,538

Changes in cash and cash equivalents for the year	(233,716)	264,034

Cash and cash equivalents, beginning of the year	384,632	120,598

Cash and cash equivalents, end of the year	$ 150,916	$ 384,632

Supplemental disclosure
Interest paid	$ -	$ -
Interest received	$ 1,819	$ 2,293
Taxes paid	$ -	$ -
Taxes received	$ -	$ -
Transaction costs accrued	$ 35,000	$ -

See notes to the financial statements

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPEREATIONS

Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.) (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010. Since incorporation, the Company’s sole activity has been the preparation of a prospectus to become listed on the TSX Venture Exchange (the “Exchange”) as a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4. The Company’s common shares began trading on the Exchange on September 2, 2008.

As a Capital Pool Company, the principal business of the Company is to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company will not carry on any business other than the identification and evaluation of assets or businesses in this connection. On July 13, 2010, the Company received the final approval from the Exchange for its QT (Note 3) and its common shares resumed trading under its current name and trading symbol “AVU.V” as of July 14, 2010.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing and to ultimately complete a QT.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.  The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These are the Company’s first IFRS annual financial statements to be presented in accordance with IFRS for the year ending April 30, 2010.  Previously, the Company prepared its annual financial statements in accordance with GAAP.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

(b)

Basis of preparation

These financial statements have been prepared on a historical cost basis.  In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.

These financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on April 30, 2010, the Company’s first annual reporting date.

The preparation of these financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these financial statements.  They also have been applied in preparing an opening IFRS balance sheet at May 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 11.

(c)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

(d)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate, that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

(f)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(g)

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(h)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

(i)

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

the recoverability of amounts receivable and prepayments which are included in the statement of financial position;

•

the inputs used in accounting for share purchase option expense in the statement of comprehensive loss; and

•

the provision for income taxes which is included in the statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the statement of financial position at April 30, 2010;

(j)

Deferred transaction costs

Costs incurred related directly to the completion of the qualifying transaction, where the transaction is considered an asset acquisition, are deferred and added to the cost of the assets acquired. Costs incurred related directly to the issuance of share capital are deferred and then offset against the proceeds realized on the related share issuance.

(k)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the April 30, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013; and

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010.

3.

QUALIFYING TRANSACTION

The Company signed a letter of intent on March 22, 2010 and the final share purchase agreement on June 23, 2010 with Metallica Mining ASA (“Metallica”), a private Norwegian company, to acquire the controlling interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”), and Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company acquired the following shares from Metallica: (a) 90% of the issued and outstanding shares in MAEPA (“MAEPA Shares”) and (b) 92.5% of the issued and outstanding shares of Innomatik (“Innomatik Shares”).

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

Pursuant to the share purchase agreement, the Company agreed to acquire the MAEPA Shares and Innomatik Shares from Metallica for $912,890 in cash (the “Purchase Price”).

In connection with the QT, the Company advanced to Metallica $150,000 (the “Loan”) as an advance on the Purchase Price. The Loan will be due on September 30, 2010, and will accrue interest at LIBOR plus 400 basis points per month, compounded monthly and payable on maturity.  In addition, the Loan will be convertible, at any time prior to maturity, into common shares of Metallica at a rate of NOK 0.10 per common share, and is secured by a pledge of the MAEPA Shares. With the completion of the acquisitions of MAEPA and Innomatik on July 13, 2010, Metallica has agreed to reduce the Purchase Price by the amount of the loan.

In connection with the QT, the Company completed a private placement for gross proceeds of $4 million (Note 10).

On July 13, 2010, the Exchange approved QT along with the private placement.  Subsequently, the statement of financial position would assume the Company acquiring 90% interest in MAEPA and 92.5% interest in Innomatik by paying $912,890 in cash free of any related party liabilities.

Since the shareholders of MAEPA and Innomatik do not control the Company after the transaction and the private placement, the transaction would be accounted for on the consolidated statement of financial position subsequent to April 30, 2010 as an asset purchase with the Company identified as the acquiring entity.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of the acquisitions of MAEPA and Innomatik based on an allocation of the $912,890 in cash consideration paid by the Company:

	MAEPA	Innomatik	Total
Cash	$ 155,867	$ 1,403	$ 157,270
Current assets other than cash	46,340	44,753	91,093
Property, plant and equipment	4,733	21,557	26,290
Exploration and evaluation asset	837,419	90,034	927,453
Total assets acquired	1,044,359	157,747	1,202,106
Total liabilities assumed	(40,180)	(157,747)	(197,927)
Net assets	1,004,179	-	1,004,179
Less: non-controlling interest	(91,289)	-	(91,289)
Net assets acquired	$ 912,890	$ -	$ 912,890

4.

CAPITAL AND RESERVES

(a)

Authorized:

At April 30, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Initial Public Offering (“IPO”)

The Company signed an agreement with Leede Financial Markets Inc. to act as agent for its IPO. The agent was paid a corporate finance fee of $7,500 and a commission of $15,000 in cash and was issued 100,000 agent’s options with an exercise price of $0.20 per share, expiring on August 28, 2010, and a fair value of $6,993. Another $31,962 was paid for other expenses related to the IPO.

On July 29, 2008, the Company filed a prospectus with the British Columbia and Alberta Securities Commissions in order to offer to the public in British Columbia and Alberta a

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

minimum of 1,000,000 common shares at a price of $0.20 per share for gross proceeds of $200,000. A receipt for this prospectus was obtained from regulatory authorities on July 31, 2008, and on August 28, 2008, the Company closed its IPO and its common shares began trading on the TSX Venture Exchange on September 2, 2008.

(c)

Private Placements

On August 28, 2008, the Company completed a non-brokered private placement of 750,000 common shares at $0.20 per share for gross proceeds of $150,000. All of the shares issued pursuant to the private placement were subject to a four-month hold period expiring on December 30, 2008.

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

On August 28, 2008, the Company granted options to acquire up to a total of 220,000 common shares to the directors and officers of the Company contemporaneous with closing of its initial public offering (“IPO”), which options are exercisable at $0.20 per share. These options are non-transferable and will expire on the fifth anniversary of their date of issue if unexercised.

The Company also granted 100,000 agent’s options on August 28, 2008 upon the closing of its IPO, which options are exercisable at $0.20 per share for a period of 24 months (Note 4b).

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	April 30 2009	Granted	Exercised	Expired/ cancelled	April 30 2010
August 28, 2010	$ 0.20	100,000	-	-	-	100,000
August 28, 2013	$ 0.20	220,000	-	-	-	220,000
Options outstanding		320,000	-	-	-	320,000
Option exercisable		270,000	-	-	-	270,000

Weighted average exercise price		$0.20	-	-	-	$0.20

Subsequent to April 30, 2010, 890,000 stock options were granted to its directors, officers, employees and consultants at a price of $0.35, exercisable for a period of five years.

The weighted average assumptions used to estimate the fair value of options for the years ended April 30, 2010 and 2009 were:

	Year ended April 30
	2010	2009
Risk-free interest rate	Nil	2.76%
Expected life	Nil	2-5
Expected volatility	Nil	143.84%
Expected dividend yield	Nil	0%

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

5.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended April 30, 2010

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments	Total
Mark T. Brown, Chief Executive Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the year ended April 30, 2009

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments	Total
Mark T. Brown, Chief Executive Officer	$Nil	$Nil	$Nil	$Nil	$9,894	$9,894
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$9,894	$9,894

Related party assets / liabilities

		Year ended April 30
	Services	2010	2009	As at April 30, 2010	As at April 30, 2009
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent	$6,000	$4,000	$525	$Nil

Amounts due from:
Nil

(a)  Pacific Opportunity Capital Ltd. is a private company controlled by the Chief Executive Officer of the Company.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

6.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended April 30, 2010 was based on the loss attributable to common shareholders of $27,526 (2009 – $73,815) and a weighted average number of common shares outstanding of 3,050,000 (2009 – 2,474,658).

Diluted loss per share did not include the effect of 320,000 share purchase options (2009 – 320,000) as they are anti-dilutive.

7.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, convertible loan and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at April 30, 2010, the Company had a cash and cash equivalent balance of $150,916 (2009 - $384,632) to settle down current liabilities of $100,783 (2009 - $7,081).

Accounts payable and accrued liabilities are due within the current operating period.

 (c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,509 based on the deposits as of April 30, 2010.

 (d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$150,916	$-	$-	$150,916
Convertible loan	150,000	-	-	150,000
	$300,916	$-	$-	$300,916

8.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares and stock options as capital (see Note 4).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the identification of a QT and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its plans to complete a QT and maintain operations in the near term.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2010	2009

Loss before income taxes	$ (27,526)	$ (73,815)

Expected income tax recovery	$ (7,845)	$ (22,145)
Non-deductible items	- )	11,872 )
Deductible items	(3,104)	(3,268)
Unrecognized benefit of non-capital losses	10,949 )	13,541 )

	$ –	$ –

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets
Non-capital loss carryforwards	$ 23,500 )	$ 14,451 )
Share issue costs	8,169	11,328
	31,669 )	25,779 )
Valuation allowance	(31,669)	(25,779)

Net future income tax assets	$ –	$ –

The Company has available for deduction against future taxable income non-capital losses of approximately $94,000. These losses, if not utilized, will expire through to 2030.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

SUBSEQUENT EVENTS

On June 22, 2010, the Company closed a private placement related to the completion of its QT for gross proceeds of $4 million. The Company had issued 11,428,571 subscription receipts (“Receipts”) at $0.35 per receipt. Each receipt was converted into a unit (the “Unit”), which consists of a common share and one half of a transferable common share purchase warrant, upon the closing of the QT. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 18 months. The securities issued under the private placement are subject to a four month hold period expiring on October 22, 2010.

A total of $183,859 in cash finder’s fees has been paid and 525,310 finder’s options (the “Finder’s Options”) have been issued in respect to this financing.  Each Finder’s Option can be converted into a Unit having the same attributes as the units issued in the financing.

11.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these financial statements are for the period covered by the Company’s first annual financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•

in preparing the financial statements for the year ended April 30, 2010;

•

the comparative information for the year ended April 30, 2009;

•

the statement of financial position as at  April 30, 2009; and

•

the preparation of an opening IFRS statement of financial position on the Transition Date, May 1, 2008.

In preparing the opening IFRS statement of financial position and the financial statements for the year ended April 30, 2009, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                           Table of Contents

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after May 1, 2008.  There is no adjustment required to the May 1, 2008’s statement of financial position on the transition date.

(b)

Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before May 1, 2008.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

Reclassification within Equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, there was no “Contributed surplus” account. As at April 30, 2009, $39,574 in the “Contributed surplus” account relates to “Equity settled employee benefit reserve” and $6,993 relates to “Reserves for warrants”.  As a result, the Company reclassified in the equity section between “Contributed surplus” and the various reserve accounts totalling $46,567.

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                                             Table of Contents

Reconciliation of Assets, Liabilities and Equity

	Notes	Canadian GAAP	Effect of transition of IFRS	IFRS	Canadian GAAP	Effect of transition of IFRS	IFRS
ASSETS
Current assets
Deferred costs		$ 8,750	$ -	$ 8,750	$ -	$ -	$ -
Receivables		203	-	203	3,297	-	3,297
Cash and cash equivalents		120,598	-	120,598	384,632	-	384,632
Total current assets		129,551	-	129,551	387,929	-	387,929

TOTAL ASSETS		$ 129,551	$ -	$ 129,551	$ 387,929	$ -	$ 387,929

EQUITY
Share capital		$ 130,000	$ -	$ 130,000	$ 418,545	$ -	$ 418,545
Reserves
Equity settled employee benefits	11d	-	-	-	-	39,574	39,574
Warrants	11d	-	-	-	-	6,993	6,993
Contributed surplus	11d	-	-	-	46,567	(46,567)	-
Deficit		(10,449)	-	(10,449)	(84,264)	-	(84,264)
Total equity		119,551	-	119,551	380,848	-	380,848

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		10,000	-	10,000	7,081	-	7,081

TOTAL EQUITY AND LIABILITIES		$ 129,551	$ -	$ 129,551	$ 387,929	$ -	$ 387,929

AVRUPA MINERALS LTD.

(Formerly Everclear Capital Ltd.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009                                                                             Table of Contents

Reconciliation of Loss and Comprehensive Loss

		Year ended April 30, 2009
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges		$ 265	$ -	$ 265
Listing and filing fess		26,088	-	26,088
Office and administrative expenses		787	-	787
Professional fees		5,123	-	5,123
Rent		4,000	-	4,000
Share-based payment		39,574	-	39,574
Transfer agent fees		6,907	-	6,907
Total expenses		(82,744)	-	(82,744)

OTHER ITEMS
Interest income		2,293	-	2,293
Foreign excahnge gain		6,636	-	6,636

Loss before tax		(73,815)	-	(73,815)
Income tax		-	-	-
Net loss and comprehensive loss for the year		$ (73,815)	$ -	$ (73,815)

Reconciliation of Cash Flows

		Year ended April 30, 2009
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS

Operating activities
Loss for the period		$ (73,815)	$ -	$ (73,815)
Share-based payment		39,574		39,574
Changes in non-cash working capital
Receivables		(3,094)	-	(3,094)
Accounts payable and accrued liabilities		(2,919)	-	(2,919)
Deferred costs		8,750	-	8,750
Cash and cash equivalents (used in) operating activities		(31,504)	-	(31,504)

Financing activities				-
Proceeds from issuance of common shares		350,000	-	350,000
Share issue costs		(54,462)	-	(54,462)
Cash and cash equivalents provided by financing activities		295,538	-	295,538
Increase (decrease) in cash and cash equivalents		264,034	-	264,034
Cash and cash equivalents, beginning of year		120,598	-	120,598
Cash and cash equivalents, end of year		$ 384,632	$ -	$ 384,632

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

82

Consolidated Statements of Financial Position

83

Consolidated Statements of Comprehensive Loss

84

Consolidated Statements of Changes in Equity

85

Consolidated Statements of Cash Flows

86

Notes to the Consolidated Financial Statements

87 - 110

410 – 325 Howe Street, Vancouver, BC V6C 1Z7                  T: (604) 687-3520            F: (604) 688-3392

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd ..,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and April 30, 2010 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011, the eight months ended December 31, 2010 and the year ended April 30, 2010 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. and its subsidiaries as at December 31, 2011, December 31, 2010 and April 30, 2010 and their financial performance and their cash flows for the years ended December 31, 2011, the eight months ended December 31, 2010 and the year ended April 30, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 25, 2012

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	December 31, 2011	December 31, 2010		April 30, 2010

Assets
Non-current assets
Property, plant and equipment	4	$ 19,479	$ 16,179		$ -
Exploration and evaluation assets	5	876,507	876,507		-
		895,986	892,686		-
Current assets
Convertible loan	3	-	-		150,000
Deferred transaction and financing costs		-	-		150,923
Other assets		1,895	1,912		-
Due from related party	7	5,937	-		-
Other receivables		-	320,000		-
Receivables		119,724	104,506		2,266
Prepaid expenses and advances		120,695	104,728		-
Cash and cash equivalents		637,133	2,674,521		150,916
		885,384	3,205,667		454,105

Total assets		$ 1,781,370	$ 4,098,353		$ 454,105

Equity
Share capital	6	$ 3,866,547	$ 3,976,261		$ 418,545
Reserves	6	1,179,864	1,061,503		46,567
Deficit		(3,272,093)	(1,154,887)		(111,790)
		1,774,318	3,882,877	#	353,322
Non-controlling interest		(182,414)	29,646		-
		1,591,904	3,912,523		353,322
Liabilities
Current liabilities
Other liabilities		-	70,058		-
Due to related parties	7	16,643	41,092		525
Accounts payable and accrued liabilities		172,823	74,680		100,258
		189,466	185,830		100,783

Total equity and liabilities		$ 1,781,370	$ 4,098,353		$ 454,105

Events after the reporting period (Note 14)

These consolidated financial statements are authorized for issue by the Board of Directors on April 25, 2012. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Year ended	Eight months ended	Year ended
	Note	December 31, 2011	December 31, 2010	April 30, 2010

Mineral exploration expenses
Mineral exploration expenses	5	$ 1,933,620	$ 489,386	$ -
Advances from optionees	5	(454,023)	-	-
		(1,479,597)	(489,386)	-
General administrative expenses
Accounting and legal		161,192	123,653	5,493
Bank charges		11,254	22,691	337
Consulting		67,058	53,034	-
Depreciation		10,852	11,544	-
Director fees		-	3,847	-
Insurance		12,352	5,544	-
Investor relations		79,118	23,880	1,140
Licenses, fees and taxes		1,163	8,253	-
Listing and filing fees		8,745	8,499	7,995
Office and administrative fees		48,325	18,274	865
Rent		67,234	42,894	6,000
Salaries		276,181	104,460	-
Share-based payment		-	212,410	-
Telephone		11,537	3,864	-
Transfer agent fees		7,474	12,389	7,734
Travel		104,106	46,650	-
		(866,591)	(701,886)	(29,564)
Other items
Foreign exchange gain		533	140	-
Interest income		20,572	16,468	2,038
Other income		2,565	10,963	-
Gain on shares issued for debt settlement	6c	-	16,633	-
Gain on write-off of loans		-	89,917	-
Property investigation cost		(9,693)	(14,111)	-

Loss before tax		(2,332,211)	(1,071,262)	(27,526)
Income tax	11	(2,992)	(1,478)	-
Loss after tax		(2,335,203)	(1,072,740)	(27,526)

Non-controlling interest for the period		(217,997)	(29,643)	-
Net loss for the period		(2,117,206)	(1,043,097)	(27,526)
Exchange difference arising on the translation of foreign subsidiaries		8,647	(11,955)	-
Comprehensive loss for the period		$ (2,108,559)	$ (1,055,052)	$ (27,526)
Basic and diluted loss per share	8	$ (0.13)	$ (0.08)	$ (0.01)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

		Share capital		Reserves
		Number of shares	Amount	Warrants	Finder’s options	Equity settled employee benefits			Non-controlling interest	Total equity
	Note						Exchange	Deficit

Balance as at April 30, 2010		3,050,000	$ 418,545	$ -	$ 6,993	$39,574	$ -	$ (111,790)	$ -	$ 353,322
Share issues:
Shares issued for private placements		12,678,571	3,754,415	745,585	-	-	-	-	-	4,500,000
Shares issued for debt settlement	6c	275,000	101,750	-	-	-	-	-	-	101,750
Exercise of agent’s options		100,000	31,636	-	(11,636)	-	-	-	-	20,000
Share issue costs		-	(330,085)	-	80,532	-	-	-	-	(249,553)
Share-based payment		-	-	-	-	212,410	-	-	-	212,410
Non-controlling interest at acquisition		-	-	-	-	-	-	-	59,289	59,289
Non-controlling interest for the period		-	-	-	-	-	-	-	(29,643)	(29,643)
Comprehensive loss		-	-	-	-	-	(11,955)	(1,043,097)	-	(1,055,052)

Balance as at December 31, 2010		16,103,571	3,976,261	745,585	75,889	251,984	(11,955)	(1,154,887)	29,646	3,912,523
Revalue extended warrants		-	(109,714)	109,714	-	-	-	-	-	-
Non-controlling interest retaining position	7	-	-	-	-	-	-	-	5,937	5,937
Non-controlling interest for the year		-	-	-	-	-	-	-	(217,997)	(217,997)
Comprehensive loss		-	-	-	-	-	8,647	(2,117,206)	-	(2,108,559)

Balance as at December 31, 2011		16,103,571	$ 3,866,547	$ 855,299	$ 75,889	$ 251,984	$ (3,308)	$ (3,272,093)	$ (182,414)	$ 1,591,904

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Year ended	Eight months ended	Year ended
	December 31, 2011	December 31, 2010	April 30, 2010
Cash flows from operating activities
Net loss for the period	$ (2,335,203)	$ (1,072,740)	$ (27,526)
Items not involving cash:
Depreciation	10,852	11,544	-
Share-based payment	-	212,410	-
Gain on shares issued for debt settlement	-	(16,633)	-
Gain on write-off of loans	-	(89,917)	-
Changes in non-cash working capital items:
Receivables	(15,217)	(74,170)	1,031
Prepaid expenses and advances	(15,967)	(61,876)	-
Other assets	17	18,259	-
Accounts payable and accrued liabilities	98,143	(82,612)	58,702
Due to / from related parties	(24,449)	180,353	-
Other liabilities	(70,058)	30,687	-
Net cash (used in) operating activities	(2,351,882)	(944,695)	32,207

Cash flows from investing activities
Convertible loan	-	-	(150,000)
Other receivables	320,000	-	-
Purchase of property, plant and equipment	(13,317)	(1,433)	-
Exploration and evaluation assets	-	(183,139)	-
Cash acquired from business combination	-	157,270	-
Cash paid in business combination	-	(762,890)	-
Net cash (used in) investing activities	306,683	(790,192)	(150,000)

Cash flows from financing activities
Proceeds from issuance of common shares	-	4,500,000	-
Proceeds from exercise of agent's options	-	20,000	-
Share issue costs	-	(249,553)	-
Deferred transaction and financing costs	-	-	(115,923)
Net cash provided by financing activities	-	4,270,447	(115,923)

Exchange difference arising on the translation of foreign subsidiaries	7,811	(11,955)	-
Change in cash and cash equivalents for the period	(2,037,388)	2,523,605	(233,716)
Cash and cash equivalents, beginning of the period	2,674,521	150,916	384,632
Cash and cash equivalents, end of the period	$ 637,133	$ 2,674,521	$ 150,916

Interest paid	$ -	$ -	$ -
Interest received	$ 20,572	$ 16,468	$ 1,819
Taxes paid	$ -	$ -	$ -
Taxes received	$ -	$ -	$ -
Shares issued for debt settlement	$ -	$ 101,750	$ -
Transaction costs accrued	$ -	$ -	$ 35,000

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.) (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection. On July 7, 2010, the Company changed its name and on July 13, 2010, the Company received the final approval from the Exchange for its QT (Note 3) and its common shares resumed trading under its current name and trading symbol “AVU.V”.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated statement of financial position.  The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") effective for the Company's reporting period ended December 31, 2011.

(b)

Basis of preparation and use of judgment and estimates

These consolidated financial statements have been prepared on a historical cost basis.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Basis of preparation and use of judgment and estimates (Continued)

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Significant areas requiring the use of estimates, include the determination of share-based payments and carrying value of exploration and evaluation assets. Actual results may differ from these estimates.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for the year ending December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(c)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	90%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

(d)

Asset Acquisitions

Asset Acquisitions that occurred after May 1, 2008 were accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquire, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Asset Acquisitions (Continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)

Foreign currencies

The Company assess functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these financial statements, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

(f)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(g)

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of operations.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Exploration and evaluation assets and expenditure (Continued)

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(i)

Capital leases

The Company had PPE under lease contracts recorded as tangible fixed assets by the financial method and under this method, the cost of the fixed assets, accumulated depreciation and the corresponding liability determined in accordance with the contractual financial plan. In addition, interest included in the lease installments and depreciation of the fixed assets is recognized in the consolidated statement of comprehensive loss to which they apply. All responsibilities were fully ended during 2010.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(k)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

(l)

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Significant accounting judgments and estimates (Continued)

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the consolidated statements of comprehensive loss;

•

the provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2011;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

(m)

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(n)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)

Financial instruments (Continued)

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Impairment of equipment and intangible assets (excluding goodwill)

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

(p)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the consolidated statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary difference are expected to settle.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2011 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

ASSET ACQUISITION

The Company signed a final share purchase agreement on June 23, 2010 with Metallica Mining ASA (“Metallica”), a private Norwegian company, to acquire the controlling interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”), and Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company acquired the following shares from Metallica: (a) 90% of the issued and outstanding shares in MAEPA (“MAEPA Shares”) and (b) 92.5% of the issued and outstanding shares of Innomatik (“Innomatik Shares”).

This acquisition was considered to be the Company’s QT as the Exchange provided its approval on July 13, 2010. In connection with this QT, the Company also completed a private placement (See Note 6b) and advanced to Metallica $150,000 (the “Loan”) as an advance on the Purchase Price. With the completion of the acquisitions of MAEPA and Innomatik on July 13, 2010, the loan was repaid.

As part of the share purchase agreement, the Company agreed to acquire the MAEPA Shares and Innomatik Shares from Metallica for $912,890 in cash. Metallica also paid to the Company $320,000 in accordance with the sale of the Repparfjord copper property in Norway, a property held under the acquired companies, to a third party.  The receipt of the Repparfjord funds brought the final purchase price down to $592,890 (the “Purchase Price”).

Since the shareholders of MAEPA and Innomatik do not control the Company after the transaction and the private placement, the transaction was accounted for on the consolidated statement of financial position as an asset purchase with the Company identified as the acquiring entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

3.

ASSET ACQUISITION (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of the acquisitions of MAEPA and Innomatik based on an allocation of the $592,890 in net cash consideration paid by the Company:

	MAEPA	Innomatik	Total
Cash	$ 155,867	$ 1,403	$ 157,270
Current assets other than cash	46,340	44,753	91,093
Property, plant and equipment	4,733	21,557	26,290
Exploration and evaluation asset	485,419	90,034	575,453
Total assets acquired	692,359	157,747	850,106
Total liabilities assumed	(40,180)	(157,747)	(197,927)
Net assets	652,179	-	652,179
Less: non-controlling interest	(59,289)	-	(59,289)
Net assets acquired	$ 592,890	$ -	$ 592,890

The Company allocated all its acquisition costs to MAEPA as the Marateca property in MAEPA had a NI43-101 compliant geological report completed.

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at April 30, 2010	$ -	$ -	$ -	$ -
Additions during the period	15,015	134,761	1,203	150,979
As at December 31, 2010	15,015	134,761	1,203	150,979
Additions during the year	13,317	-	-	13,317
Exchange adjustment	137	3,410	20	3,567
As at December 31, 2011	$ 28,469	$ 138,171	$ 1,223	$ 167,863

Accumulated depreciation
As at April 30, 2010	$ -	$ -	$ -	$ -
Depreciation for the period	10,323	123,453	1,024	134,800
As at December 31, 2010	10,323	123,453	1,024	134,800
Depreciation for the year	6,094	4,559	199	10,852
Exchange adjustment	(176)	2,908	-	2,732
As at December 31, 2011	$ 16,241	$ 130,920	$ 1,223	$ 148,384

Net book value
As at April 30, 2010	$ -	$ -	$ -	$ -
As at December 31, 2010	$ 4,692	$ 11,308	$ 179	$ 16,179
As at December 31, 2011	$ 12,228	$ 7,251	$ -	$ 19,479

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of December 31, 2010	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the year	-	-	-	-	-	-	-	-	-	-	-
As of December 31, 2011	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507

Mineral exploration expenses for the year ended December 31, 2011
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	14,036	13,162	65,704	1,499	2,075	2,071	5,133	4,831	8,740	-	117,251
Geology work	-	-	-	-	20,339	50,125	68,147	34,181	12,081	31,967	216,840
Insurance	-	-	-	-	369	2,002	3,471	1,674	485	-	8,001
Legal and accounting	-	-	-	-	-	-	-	-	-	-	-
Office and administrative fees	7,201	10,431	2,401	1,232	184	3,524	1,708	2,809	431	683	30,604
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	631,200	336,883	69,064	70,184	7,751	42,054	72,899	35,155	11,092	-	1,276,282
Site costs	15,032	18,589	3,805	921	25,175	94,605	14,654	7,878	2,707	-	183,366
Travel	25,038	36,417	6,985	5,393	-	-	-	2,219	-	-	76,052
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$ 699,250	$ 139,730	$ (30,030)	$ 79,229	$ 56,731	$ 198,927	$ 173,893	$ 92,547	$ 36,670	$ 32,650	$ 1,479,597
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	$ -	$ 8,116
Concession fees and taxes	11,852	13,162	89,573	1,499	5,464	5,788	6,494	6,191	10,264	-	150,287
Geology work	-	-	-	-	37,539	65,849	78,694	34,181	31,158	31,967	279,388
Insurance	-	-	-	-	1,181	2,814	3,471	1,674	485	-	9,625
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	8,410	11,838	3,466	1,308	480	4,247	3,178	2,809	2,013	683	38,432
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	728,048	397,228	147,746	70,184	49,995	84,298	79,223	35,155	17,415	-	1,609,292
Site costs	20,632	20,396	7,099	921	26,484	115,515	15,188	7,878	3,469	-	217,582
Travel	27,653	39,550	9,574	5,768	-	-	-	2,219	-	-	84,764
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$ 803,338	$ 206,718	$ 79,469	$ 79,680	$ 125,273	$ 286,626	$ 194,567	$ 93,907	$ 66,755	$ 32,650	$ 1,968,983

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo					Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Others	Rezhanc
Exploration and evaluation assets
As at April 30, 2010	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Additions during the period	876,507	-	-	-	-	-	-	-	-	876,507
As at December 31, 2010	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507

Mineral exploration expenses for the eight months ended December, 2010
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	$ 8,116
Concession fees and taxes	(2,184)	-	23,869	-	3,389	3,717	1,361	1,360	1,524	33,036
Geology work	-	-	-	-	17,200	15,724	10,547	-	19,077	62,548
Insurance	-	-	-	-	812	812	-	-	-	1,624
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	1,209	1,407	1,065	76	296	723	1,470	-	1,582	7,828
Salaries	96,848	60,345	78,682	-	42,244	42,244	6,324	-	6,323	333,010
Site costs	5,600	1,807	3,294	-	1,309	20,910	534	-	762	34,216
Travel	2,615	3,133	2,589	375	-	-	-	-	-	8,712
	$ 104,088	$ 66,988	$ 109,499	$ 451	$ 68,542	$ 87,699	$ 20,674	$ 1,360	$ 30,085	$ 489,386

Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	$ 8,116
Concession fees and taxes	(2,184)	-	23,869	-	3,389	3,717	1,361	1,360	1,524	33,036
Geology work	-	-	-	-	17,200	15,724	10,547	-	19,077	62,548
Insurance	-	-	-	-	812	812	-	-	-	1,624
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	1,209	1,407	1,065	76	296	723	1,470	-	1,582	7,828
Salaries	96,848	60,345	78,682	-	42,244	42,244	6,324	-	6,323	333,010
Site costs	5,600	1,807	3,294	-	1,309	20,910	534	-	762	34,216
Travel	2,615	3,133	2,589	375	-	-	-	-	-	8,712
	$ 104,088	$ 66,988	$ 109,499	$ 451	$ 68,542	$ 87,699	$ 20,674	$ 1,360	$ 30,085	$ 489,386

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

The Company, through its 90% holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca

*

Alvalade / Canal Caveira / Ferreira do Alentejo

*

Covas

*

Aljesur (Acquired subsequent to December 31, 2011)

*

Arga (Acquired subsequent to December 31, 2011)

*

Alvito (Acquired subsequent to December 31, 2011)

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In its acquisition of MAEPA (Note 3), the Company allocated all of its acquisition cost to the Marateca project as it had been the subject of the NI 43-101 compliant report.

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Bajgora

*

Selac

*

Koritnik (Acquired subsequent to December 31, 2011)

The Glavej and Kamenica licenses were originally issued to Innomatik for two years, but have now been renewed for three years, as required by Kosovo law.  Upon renewal, the licenses were reduced in size by 50%.  The present, post-renewal size is listed above.  The Bajgora and Selac licenses were newly issued during Q1 2011 for three years.  All licenses carry a work commitment, and there is a 2% NSR, payable to the government of Kosovo, attached to each of the licenses.

6.

CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2011, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Private Placements

(i)

On June 22, 2010, the Company closed a private placement related to the completion of its QT for gross proceeds of $4 million. The Company had issued 11,428,571 subscription receipts (“Receipts”) at $0.35 per receipt. Each receipt was converted into a unit at the completion of the QT, which consists of a common share and one half of a transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 18 months. The securities issued under the private placement were subject to a four-month hold period which expired on October 22, 2010. The warrants were being ascribed a value of $606,539.

A total of $183,859 cash finder’s fee was paid and 525,310 finder’s options were issued as part of the financing. In addition, another $30,944 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.35 for a period of 18 months.  The finder’s options were ascribed a value of $55,614.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

6.

CAPITAL AND RESERVES (Continued)

(b)

Private Placements (Continued)

(ii)

On October 25, 2010, the Company closed a private placement issuing 1,250,000 units at a price of $0.40 per unit for gross proceeds of $500,000. Each unit consists of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.55 for a period of 18 months. The securities issued under the private placement were subject to a four-month hold period expired on February 25, 2011. The warrants were being ascribed a value of $139,046.

A total of $31,500 cash finder’s fee was paid and 78,750 finder’s options were issued as part of the financing. In addition, another $3,250 was included in the share issue costs.  Each finder’s option can be converted into a unit with the same terms as the financing at $0.40 for a period of 18 months.  The finder’s options were being ascribed a value of $20,275.

(c)

Shares for debt settlement

On December 6, 2010, 275,000 common shares were issued to Peter Merkel, a non-controlling shareholder of Innomatik, at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests thereto owing to him in the amount of €88,385 ($118,383), resulting in a gain on settlement of debt of $16,633.

(d)

Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at December 31, 2011, there were 780,000 common shares of the Company held in escrow. 195,000 escrow shares were released subsequently on January 13, 2012.

(e)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
August 28, 2013	$ 0.20	220,000	-	-	-	220,000
July 8, 2015 *	$ 0.35	880,000	-	-	-	880,000
July 15, 2015	$ 0.35	10,000	-	-	-	10,000
Options outstanding		1,110,000	-	-	-	1,110,000
Options exercisable		1,110,000	-	-	-	1,110,000
Weighted average exercise price		$0.32	$Nil	$Nil	$Nil	$0.32

*

subsequently, 10,000 options expired.

As of December 31, 2011, the weighted average contractual remaining life is 3.29 years (2010 – 4.29 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

6.

CAPITAL AND RESERVES (Continued)

(e)

Share Purchase Option Compensation Plan (Continued)

The weighted average share price during the period of exercises was $nil (2010 - $nil).

The weighted average assumptions used to estimate the fair value of options for the year ended December 31, 2011 and the period ended December 31, 2010 were:

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010

Risk-free interest rate	Nil	2.47%
Expected life	Nil	5 years
Expected volatility	Nil	85.59%
Expected dividend yield	Nil	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(f)

Finder’s Options

The Company issued 525,310 finder’s options on July 8, 2010 and 78,750 finder’s options on October 27, 2010 upon the closing of its private placements (Note 6b).

On August 24, 2010, 100,000 finder’s options related to the Company’s initial public offering (“IPO”) were exercised.

The continuity of finder’s options for the year ended December 31, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Issued	Exercised	Expired	December 31, 2011
January 8, 2012*	$0.35	525,310	-	-	-	525,310
April 27, 2012	$0.40	78,750	-	-	-	78,750
Outstanding		604,060	-	-	-	604,060
Weighted average exercise price		$0.36	$Nil	$Nil	$Nil	$0.36

*subsequently, 525,310 finder’s options expired.

As of December 31, 2011, the weighted average contractual remaining life is 0.07 year (2010 – 1.03 years).

The weighted average share price during the period of exercises was $nil (2010 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the year ended December 31, 2011 and the period ended December 31, 2010 were:

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010
Risk-free interest rate	Nil	1.49%
Expected life	Nil	1.5 years
Expected volatility	Nil	89.52%
Expected dividend yield	Nil	0%

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

6.

CAPITAL AND RESERVES (Continued)

(g)

Warrants

The continuity of warrants for the year ended December 31, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Issued	Exercised	Expired	December 31, 2011
January 8, 2013(1)	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2012	$0.55	625,000	-	-	-	625,000
Outstanding		6,339,284	-	-	-	6,339,284
Weighted average exercise price		$0.50	$Nil	$Nil	$Nil	$0.50

(1)

On December 14, 2011, the Company extended the expiry date of 5,714,284 outstanding common share purchase warrants by an additional 12 months to January 8, 2013. The warrants were issued by the Company in July 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.50. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 0.87%, no dividend yield, average expected life of 1.07 years and an average expected price volatility of 83.33%. As a result, $109,714 was reallocated from the share capital to fair value of warrants.

As of December 31, 2011, the weighted average contractual life is 0.95 year (2010 – 1.05 years).

The weighted average share price during the period of exercises was $nil (2010 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the year ended December 31, 2011 and the period ended December 31, 2010 were:

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010
Risk-free interest rate	0.87%	1.67%
Expected life	1.07	1.5 years
Expected volatility	83.33%	88.56%
Expected dividend yield	0%	0%

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$232,418	$Nil	$Nil	$Nil	$62,864	$Nil	$295,282
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

For the eight months ended December 31, 2010

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$101,535	$Nil	$Nil	$Nil	$16,744	$83,532	$201,811
Mark T. Brown, Former Chief Executive Officer, Director	$Nil	$Nil	$Nil	$Nil	$Nil	$11,933	$11,933
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$11,933	$11,933
Gregory E. McKelvey, Director	$10,502	$Nil	$Nil	$Nil	$Nil	$11,933	$22,435
Donald E. Ranta, Director	$Nil	$Nil	$Nil	$Nil	$Nil	$11,933	$11,933

Related party assets / liabilities

	Services	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	As at December 31, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$106,615	$131,344	$8,657	$11,531
Paul W. Kuhn	Consulting, housing allowance and school payment	$295,282	$201,811	$7,986	$12,142
Peter Merkel (b)(d)	Loan interest	$Nil	$13,820	$Nil	$Nil
Paul L. Nelles (b)	Salaries	$91,333	$69,274	$Nil	$Nil
Michael Diehl (b)	Salaries	$144,658	$51,918	$Nil	$Nil
Mineralia (c)	Consulting	$219,532	$147,877	$Nil	$17,419
TOTAL:				$16,643	$41,092

Amounts due from:
Adriano Barros	Retaining 10% interest in MAEPA	$Nil	$Nil	$5,937	$Nil

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Peter Merkel, Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, a non-controlling shareholder and general manager of MAEPA.

(d)

Peter Merkel received 275,000 common shares at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests owing to him in the amount of €88,385 ($118,383).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $2,117,206 (eight months ended December 31, 2010 – $1,043,097) and a weighted average number of common shares outstanding of 16,103,571 (eight months ended December 31, 2010 – 12,452,915).

Diluted loss per share did not include the effect of 1,110,000 (eight months ended December 31, 2010 – 1,110,000) share purchase options, 604,060 (eight months ended December 31, 2010 – 604,060) finder’s options and 6,339,284 warrants (eight months ended December 31, 2010 – 6,339,284) as they are anti-dilutive.

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2011, the Company had a cash and cash equivalent balance of $637,133 (December 31, 2010 - $2,674,521) to settle down current liabilities of $189,466 (December 31, 2010 - $185,830).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $3,400 based on the deposits as of December 31, 2011.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

9.

FINANCIAL INSTRUMENTS (Continued)

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$637,133	$-	$-	$637,133
	$637,133	$-	$-	$637,133

10.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

10.

MANAGEMENT OF CAPITAL RISK (Continued)

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

11.

INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010

Loss before income taxes	$ (2,332,211)	$ (1,071,262)

Expected income tax recovery	$ (618,036)	$ (305,310)
Effect of foreign tax rate	98,069	47,317
Non-deductible items	194	55,885
Deductible items	(16,113)	(14,225)
Unrecognized benefit of non-capital losses	538,878	217,811

	$ 2,992	$ 1,478

Income tax expense recorded for the year ended December 31, 2011 of $2,992 (eight months ended December 31, 2010 – $1,478) was due to autonomous taxation on specific expenses in MAEPA.

The significant components of the Company’s future income tax assets are as follows:

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010

Future income tax assets
Non-capital loss carryforwards	$ 700,122	$ 200,467
Share issue costs	42,879	58,777
	743,001	259,244
Valuation allowance	(743,001)	(259,244)

Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $459,000 in Canada, $787,000 in Kosovo, $1,905,000 in Portugal and $32,000 in Barbados. These losses, if not utilized, will expire through to 2031.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

11.

INCOME TAX (Continued)

Year of Origin	Year of Expiry	Non-capital losses

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	314,000
2011	2031	51,000
		$ 459,000

12.

SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2011	December 31, 2010
Non-current assets
Portugal	$ 883,030	$ 877,195
Kosovo	12,956	15,491
	$ 895,986	$ 892,686

	Year ended	Eight month ended
	December 31, 2011	December 31, 2010
Mineral exploration expenses
Portugal	$ 1,342,202	$ 281,026
Kosovo	558,768	208,360
Germany	32,650	-
	$ 1,933,620	$ 489,386

13.

COMMITMENTS

As of December 31, 2011, the Company had a total of €120,000 ($158,316) cash pledged for its exploration licenses in Portugal.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND EIGHT MONTHS ENDED DECEMBER 31, 2010

(Presented in Canadian Dollars)                                                                                             Table of Contents

14.

EVENTS AFTER THE REPORTING PERIOD

Subsequent to December 31, 2011:

•

The Company completed a private placement issuing 4,000,000 units (‘Units”) at a price of $0.30 per Unit of gross proceeds of $1,200,000. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months.  A cash finder’s fee of $55,174 was paid and finder’s warrants, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per Unit, were issued. Insiders participated in the offering for a total of 303,667 Units.

•

The Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

The Company shall pay NCI owner $150,000 within 10 days of the Company signing the final purchase agreement; and

2.

The Company shall issue NCI owner 500,000 common shares of the Company receiving the fully executed final purchase agreement.

The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

On April 17, 2012, the Company obtained the approval from the TSX Venture Exchange to the agreement and the issuance of the shares.

•

Subsequent to December 31, 2011, the Company obtained the Aljesur, Arga, Alvito and Koritnik exploration licenses.

•

The Company granted 100,000 options to an officer at a price of $0.30 expiring on January 26, 2017 and 800,000 options to directors, officers, employees and consultants at a price of $0.30 expiring on April 10, 2017.

•

The Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

113

Condensed Consolidated Interim Statements of Financial Position

114

Condensed Consolidated Interim Statements of Comprehensive Loss

115

Condensed Consolidated Interim Statements of Changes in Equity

116

Condensed Consolidated Interim Statements of Cash Flows

117

Notes to the Condensed Consolidated Interim Financial Statements

118 – 133

410 – 325 Howe Street, Vancouver, BC V6C 1Z7                   T: (604) 687-3520           F: (604) 688-3392

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2012	December 31, 2011
		(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	5	$ 33,783	$ 19,479
Exploration and evaluation assets	6	876,507	876,507
		910,290	895,986
Current assets
Other assets		1,914	1,895
Due from related party	8	5,995	5,937
Receivables		112,342	119,724
Prepaid expenses and advances		163,865	120,695
Cash and cash equivalents		1,496,235	637,133
		1,780,351	885,384

Total assets		$ 2,690,641	$ 1,781,370

Equity
Share capital	7	$ 4,358,464	$ 3,866,547
Reserves	7	1,826,073	1,179,864
Deficit		(3,435,078)	(3,272,093)
		2,749,459	1,774,318
Non-controlling interest		(219,741)	(182,414)
		2,529,718	1,591,904
Liabilities
Current liabilities
Due to related parties	8	39,212	16,643
Accounts payable and accrued liabilities		121,711	172,823
		160,923	189,466

Total equity and liabilities		$ 2,690,641	$ 1,781,370

Events after the reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 28, 2012. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2012	March 31, 2011

Mineral exploration expenses	6
Mineral exploration expenses		$ 302,170	$ 387,496
Advances from optionees		(354,288)	-
		52,118	(387,496)
General administrative expenses
Accounting and legal		37,066	28,187
Bank charges		2,348	2,910
Consulting		13,762	22,246
Depreciation		2,603	1,796
Insurance		4,834	-
Investor relations		31,445	18,100
Licenses, fees and taxes		33	184
Listing and filing fees		5,402	5,500
Office and administrative fees		17,217	9,007
Rent		16,396	20,605
Salaries		68,837	72,149
Share-based payment		25,070	-
Telephone		3,669	1,865
Transfer agent fees		1,133	1,535
Travel		21,011	17,606
		(250,826)	(201,690)
Other items
Foreign exchange gain		(99)	(220)
Interest income		1,260	6,995
Other income		(369)	2,504
Property investigation cost		(2,396)	(29,773)

Loss after tax		(200,312)	(609,680)

Non-controlling interest for the period		(37,327)	(49,670)

Net loss for the period		(162,985)	(560,010)
Exchange difference arising on the translation of foreign subsidiaries		1,525	-
Comprehensive loss for the period		$ (161,460)	$ (560,010)
Basic and diluted loss per share	9	$ (0.01)	$ (0.03)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

		Share capital		Reserves
		Number of shares	Amount	Warrants	Finder’s options	Equity settled employee benefits			Non-controlling interest	Total equity
	Note						Exchange	Deficit

Balance as at December 31, 2010 (Audited)		16,103,571	$ 3,976,261	$ 745,585	$ 75,889	$ 251,984	$(11,955)	$ (1,154,887)	$ 29,646	$ 3,912,523
Non-controlling interest for the period		-	-	-	-	-	-	-	(49,670)	(49,670)
Comprehensive loss		-	-	-	-	-	12,964	(560,010)	-	(547,046)

Balance as at March 31, 2011 (Unaudited)		16,103,571	3,976,261	745,585	75,889	251,984	1,009	(1,714,897)	(20,024)	3,315,807
Revaluation of extended warrants		-	(109,714)	109,714	-	-	-	-	-	-
Non-controlling interest retaining position	8	-	-	-	-	-	-	-	5,937	5,937
Non-controlling interest for the period		-	-	-	-	-	-	-	(168,327)	(168,327)
Comprehensive loss		-	-	-	-	-	(4,317)	(1,557,196)		(1,561,513)

Balance as at December 31, 2011 (Audited)		16,103,571	3,866,547	855,299	75,889	251,984	(3,308)	(3,272,093)	(182,414)	1,591,904
Share issues:
Shares issued for private placement		4,000,000	612,870	587,130	-	-	-	-	-	1,200,000
Share issue costs		-	(120,953)	-	32,484	-	-	-	-	(88,469)
Share-based payment		-	-	-	-	25,070	-	-	-	25,070
Non-controlling interest for the period		-	-	-	-	-	-	-	(37,327)	(37,327)
Comprehensive loss		-	-	-	-	-	1,525	(162,985)	-	(161,460)

Balance as at March 31, 2012 (Unaudited)		20,103,571	$ 4,358,464	$1,442,429	$108,373	$ 277,054	$ (1,783)	$ (3,435,078)	$ (219,741)	$ 2,529,718

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

Cash flows from operating activities
Loss after tax for the period	$ (200,312)	$ (609,680)
Items not involving cash:
Depreciation	2,603	1,796
Share-based payment	25,070	-
Changes in non-cash working capital items:
Receivables	7,382	8,445
Other receivables	-	320,000
Prepaid expenses and advances	(43,170)	(2,566)
Other assets	(19)	(57)
Accounts payable and accrued liabilities	(51,112)	207,176
Due to / from related parties	22,511	(19,053)
Other liabilities	-	(70,058)

Net cash (used in) operating activities	(237,047)	(163,997)

Cash flows from investing activities
Purchase of property, plant and equipment	(16,754)	(13,834)

Net cash (used in) investing activities	(16,754)	(13,834)

Cash flows from financing activities
Proceeds from issuance of common shares	1,200,000	-
Share issue costs	(88,469)	-

Net cash provided by financing activities	1,111,531	-

Exchange difference arising on the translation of foreign subsidiaries	1,371	11,963
Change in cash and cash equivalents for the period	859,101	(165,868)
Cash and cash equivalents, beginning of the period	637,133	2,674,521
Cash and cash equivalents, end of the period	$ 1,496,234	$ 2,508,653

Interest paid	$ -	$ -
Interest received	$ 1,260	$ 6,995
Shares issued for debt settlement	$ -	$ -
Transaction costs accrued	$ -	$ -

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

(Unaudited)                                                                                                                            Table of Contents

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.) (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection. On July 7, 2010, the Company changed its name and on July 13, 2010, the Company received the final approval from the Exchange for its QT (Note 3) and its common shares resumed trading under its current name and trading symbol “AVU.V”.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position.  The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

BASIS OF PREPARATION

(a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (IAS”) 34 “Interim Financial Reporting (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b)

Basis of preparation and use of judgment and estimates

These condensed consolidated interim financial statements have been prepared on a historical cost basis.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

(Unaudited)                                                                                                                            Table of Contents

2.

BASIS OF PREPARATION (Continued)

(b)

Basis of preparation and use of judgment and estimates (Continued)

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2011.

These unaudited consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2011. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

(Unaudited)                                                                                                                            Table of Contents

4.

ASSET ACQUISITION

The Company signed a final share purchase agreement on June 23, 2010 with Metallica Mining ASA (“Metallica”), a private Norwegian company, to acquire the controlling interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”), and Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company acquired the following shares from Metallica: (a) 90% of the issued and outstanding shares in MAEPA (“MAEPA Shares”) and (b) 92.5% of the issued and outstanding shares of Innomatik (“Innomatik Shares”).

This acquisition was considered to be the Company’s QT as the Exchange provided its approval on July 13, 2010. In connection with this QT, the Company also completed a private placement (See Note 6b) and advanced to Metallica $150,000 (the “Loan”) as an advance on the Purchase Price. With the completion of the acquisitions of MAEPA and Innomatik on July 13, 2010, the loan was repaid.

As part of the share purchase agreement, the Company agreed to acquire the MAEPA Shares and Innomatik Shares from Metallica for $912,890 in cash. Metallica also paid to the Company $320,000 in accordance with the sale of the Repparfjord copper property in Norway, a property held under the acquired companies, to a third party.  The receipt of the Repparfjord funds brought the final purchase price down to $592,890 (the “Purchase Price”).

Since the shareholders of MAEPA and Innomatik do not control the Company after the transaction and the private placement, the transaction was accounted for on the consolidated statement of financial position as an asset purchase with the Company identified as the acquiring entity.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of the acquisitions of MAEPA and Innomatik based on an allocation of the $592,890 in net cash consideration paid by the Company:

	MAEPA	Innomatik	Total
Cash	$ 155,867	$ 1,403	$ 157,270
Current assets other than cash	46,340	44,753	91,093
Property, plant and equipment	4,733	21,557	26,290
Exploration and evaluation asset	485,419	90,034	575,453
Total assets acquired	692,359	157,747	850,106
Total liabilities assumed	(40,180)	(157,747)	(197,927)
Net assets	652,179	-	652,179
Less: non-controlling interest	(59,289)	-	(59,289)
Net assets acquired	$ 592,890	$ -	$ 592,890

The Company allocated all its acquisition costs to MAEPA as the Marateca property in MAEPA had a NI43-101 compliant geological report completed.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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5.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2011	$ 15,015	$ 134,761	$ 1,203	$ 150,979
Additions during the year	13,317	-	-	13,317
Exchange adjustment	137	3,410	20	3,567
As at December 31, 2011	28,469	138,171	1,223	167,863
Additions during the period	6,489	-	10,265	16,754
Exchange adjustment	278	1,351	12	1,641
As at March 31, 2012	$ 35,236	$ 139,522	$ 11,500	$ 186,257

Accumulated depreciation
As at January 1, 2011	$ 10,323	$ 123,453	$ 1,024	$ 134,800
Depreciation for the year	6,094	4,559	199	10,852
Exchange adjustment	(176)	2,908	-	2,732
As at December 31, 2011	16,241	130,920	1,223	148,384
Depreciation for the period	814	1,087	702	2,603
Exchange adjustment	171	1,296	20	1,487
As at March 31, 2012	$ 17,226	$ 133,303	$ 1,945	$ 152,474

Net book value
As at January 1, 2011	$ 4,692	$ 11,308	$ 179	$ 16,179
As at December 31, 2011	$ 12,228	$ 7,251	$ -	$ 19,479
As at March 31, 2012	$ 18,010	$ 6,219	$ 9,555	$ 33,783

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of January 1, 2012	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the period	-	-	-	-	-	-	-	-	-	-	-
As of March 31, 2012	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507

Mineral exploration expenses for the three months ended March 31, 2012
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	22,166	14,102	7	2,957	-	-	-	-	2,653	-	41,885
Geology work	-	-	-	-	4,279	7,317	7,651	4,309	6,376	-	29,932
Insurance	-	2,013	-	-	37	202	351	169	463	-	3,236
Office and administrative fees	263	23,246	320	206	17	194	158	76	156	-	24,637
Rent	525	18,470	-	-	146	794	1,376	664	1,360	-	23,336
Salaries	12,078	75,368	12,894	10,374	1,373	7,458	12,923	6,231	12,769	-	151,469
Site costs	107	5,270	71	-	68	885	636	307	629	-	7,973
Travel	654	18,579	469	-	-	-	-	-	-	-	19,702
Advance from optionee	-	(354,288)	-	-	-	-	-	-	-	-	(354,288)
	$ 35,794	$(197,240)	$ 13,761	$ 13,538	$ 5,920	$ 16,852	$ 23,095	$ 11,756	$ 24,406	$ -	$ (52,118)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	-	$ 8,116
Concession fees and taxes	34,018	27,264	89,580	4,456	5,464	5,788	6,494	6,191	12,917	-	192,172
Geology work	-	-	-	-	41,818	73,166	86,345	38,490	37,534	31,967	309,320
Insurance	-	2,013	-	-	1,218	3,016	3,822	1,843	948	-	12,861
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	8,673	35,084	3,786	1,514	497	4,441	3,336	2,885	2,169	683	63,069
Rent	7,268	18,470	282	-	984	5,340	9,257	4,464	2,494	-	48,560
Salaries	740,126	472,596	160,640	80,558	51,368	91,756	92,146	41,386	30,184	-	1,760,761
Site costs	20,739	25,666	7,170	921	26,552	116,400	15,824	8,185	4,098	-	225,555
Travel	28,307	58,129	10,043	5,768	-	-	-	2,219	-	-	104,466
Advance from optionee	-	(630,040)	(178,271)	-	-	-	-	-	-	-	(808,311)
	$839,132	$ 9,478	$ 93,230	$ 93,218	$131,193	$ 303,478	$217,662	$105,663	$ 91,161	$ 32,650	$ 1,916,865

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of December 31, 2010	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the year	-	-	-	-	-	-	-	-	-	-	-
As of December 31, 2011	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Mineral exploration expenses for the year ended December 31, 2011
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	14,036	13,162	65,704	1,499	2,075	2,071	5,133	4,831	8,740	-	117,251
Geology work	-	-	-	-	20,339	50,125	68,147	34,181	12,081	31,967	216,840
Insurance	-	-	-	-	369	2,002	3,471	1,674	485	-	8,001
Legal and accounting	-	-	-	-	-	-	-	-	-	-	-
Office and administrative fees	7,201	10,431	2,401	1,232	184	3,524	1,708	2,809	431	683	30,604
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	631,200	336,883	69,064	70,184	7,751	42,054	72,899	35,155	11,092	-	1,276,282
Site costs	15,032	18,589	3,805	921	25,175	94,605	14,654	7,878	2,707	-	183,366
Travel	25,038	36,417	6,985	5,393	-	-	-	2,219	-	-	76,052
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$699,250	$ 139,730	$ (30,030)	$ 79,229	$ 56,731	$ 198,927	$173,893	$ 92,547	$ 36,670	$ 32,650	$ 1,479,597
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	$ -	$ 8,116
Concession fees and taxes	11,852	13,162	89,573	1,499	5,464	5,788	6,494	6,191	10,264	-	150,287
Geology work	-	-	-	-	37,539	65,849	78,694	34,181	31,158	31,967	279,388
Insurance	-	-	-	-	1,181	2,814	3,471	1,674	485	-	9,625
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	8,410	11,838	3,466	1,308	480	4,247	3,178	2,809	2,013	683	38,432
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	728,048	397,228	147,746	70,184	49,995	84,298	79,223	35,155	17,415	-	1,609,292
Site costs	20,632	20,396	7,099	921	26,484	115,515	15,188	7,878	3,469	-	217,582
Travel	27,653	39,550	9,574	5,768	-	-	-	2,219	-	-	84,764
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$803,338	$ 206,718	$ 79,469	$ 79,680	$125,273	$ 286,626	$194,567	$ 93,907	$ 66,755	$ 32,650	$ 1,968,983

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

The Company, through its 90% holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca

*

Alvalade / Canal Caveira / Ferreira do Alentejo

*

Covas

*

Aljesur

*

Arga

*

Alvito

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In its acquisition of MAEPA (Note 3), the Company allocated all of its acquisition cost to the Marateca project as it had been the subject of the NI 43-101 compliant report.

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work.  No work was done during the three months ended March 31, 2012.  Subsequently, in April 2012, Blackheath reimbursed the Company $39,961 (€30,239) for the 2012 Covas property holding payment.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Bajgora

*

Selac

*

Koritnik

The Glavej and Kamenica licenses were originally issued to Innomatik for two years, but have now been renewed for three years, as required by Kosovo law.  Upon renewal, the licenses were reduced in size by 50%.  The present, post-renewal size is listed above.  The Bajgora and Selac licenses were issued during Q1 2011 for three years and the Koritnik license was newly issused during Q1 2012.  All licenses carry a work commitment, and there is a 2% NSR, payable to the government of Kosovo, attached to each of the licenses.

7.

CAPITAL AND RESERVES

(a)

Authorized:

At March 31, 2012, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Private Placement

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were being ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484.

(c)

Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at March 31, 2012, there were 585,000 common shares of the Company held in escrow. 195,000 escrow shares will be released on July 13, 2012.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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7.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
August 28, 2013	$ 0.20	220,000	-	-	-	220,000
July 8, 2015	$ 0.35	880,000	-	-	-	880,000
July 15, 2015	$ 0.35	10,000	-	-	-	10,000
January 27, 2017	$ 0.35	-	100,000	-	-	100,000
Options outstanding		1,110,000	100,000	-	-	1,210,000
Options exercisable		1,110,000	100,000	-	-	1,210,000
Weighted average exercise price		$0.32	$100,000	$Nil	$Nil	$0.32

As of March 31, 2012, the weighted average contractual remaining life is 3.06 years (December 31, 2011 – 3.29 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of options for the three months ended March 31, 2012 and March 31, 2011 were:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Risk-free interest rate	1.33%	Nil
Expected life	5 years	Nil
Expected volatility	122.76%	Nil
Expected dividend yield	0%	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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7.

CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options

The Company issued 183,913 finder’s options on March 28, 2012 upon the closing of its private placements (Note 6b).

The continuity of finder’s options for the three months ended March 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Issued	Exercised	Expired	March 31, 2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012*	$0.40	78,750	-	-	-	78,750
March 28, 2014	$0.30		183,913	-	-	183,913
Outstanding		604,060	183,913	-	(525,310)	262,663
Weighted average exercise price		$0.36	$Nil	$Nil	$Nil	$0.33

* Subsequently, these finder’s options expired.

As of March 31, 2012, the weighted average contractual remaining life is 1.42 year (December 31, 2011 – 0.07 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the three months ended March 31, 2012 and March 31, 2011 were:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Risk-free interest rate	1.19%	Nil
Expected life	2 years	Nil
Expected volatility	121.83%	Nil
Expected dividend yield	0%	Nil

(f)

Warrants

The continuity of warrants for the three months ended March 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Issued	Exercised	Expired	March 31, 2012
January 8, 2013	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50		4,000,000			4,000,000
Outstanding		6,339,284	4,000,000	-	-	10,339,284
Weighted average exercise price		$0.50	$Nil	$Nil	$Nil	$0.50

(1) On April 27, 2012, the Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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7.

CAPITAL AND RESERVES (Continued)

(f)

Warrants (Continued)

As of March 31, 2012, the weighted average contractual life is 1.26 year (December 31, 2011 – 0.95 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the three months ended March 31, 2012 and March 31, 2011 were:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Risk-free interest rate	1.19%	Nil
Expected life	2 years	Nil
Expected volatility	121.83%	Nil
Expected dividend yield	0%	Nil

8.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$51,645	$Nil	$Nil	$Nil	$11,816	$25,070	$88,531
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the three months ended March 31, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$52,558	$Nil	$Nil	$Nil	$Nil	$Nil	$52,558
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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8.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

		Three Months Ended
	Services	March 31, 2012	March 31, 2011	As at March 31, 2012	As at December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$28,750	$25,250	$29,960	$8,657
Paul W. Kuhn	Consulting, housing allowance	$63,461	$52,558	$9,252	$7,986
Paul L. Nelles (b)	Salaries	$21,785	$22,360	$Nil	$Nil
Michael Diehl (b)	Salaries	$22,514	$28,350	$Nil	$Nil
Mineralia (c)	Consulting	$Nil	$53,200	$Nil	$Nil
TOTAL:				$39,212	$16,643

Amounts due from:
Adriano Barros	Retaining 10% interest in MAEPA	$Nil	$Nil	$5,995	$5,937

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(b)

Mineralia, a private company partially owned by Adriano Barros, a non-controlling shareholder and general manager of MAEPA.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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9.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2012 was based on the loss attributable to common shareholders of $162,985 (three months ended March 31, 2011 – $560,010) and a weighted average number of common shares outstanding of 16,277,484 (three months ended March 31, 2011 – 16,103,571).

Diluted loss per share did not include the effect of 1,210,000 (three months ended March 31, 2011 – 1,110,000) share purchase options, 262,663 (three months ended March 31, 2011 – 604,060) finder’s options and 10,339,284 (three months ended March 31, 2011 – 6,339,284) warrants as they are anti-dilutive.

10.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2012, the Company had a cash and cash equivalent balance of $1,496,235 (December 31, 2011 - $637,133) to settle down current liabilities of $160,923 (December 31, 2011 - $189,466).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000 based on the deposits as of March 31, 2012.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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10.

FINANCIAL INSTRUMENTS (Continued)

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,496,235	$-	$-	$1,496,235
	$1,496,235	$-	$-	$1,496,235

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

12.

SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	March 31, 2012	December 31, 2011
Non-current assets
Portugal	$ 898,890	$ 883,030
Kosovo	11,400	12,956
	$ 910,290	$ 895,986

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Mineral exploration expenses
Portugal	$ 220,141	$ 368,280
Kosovo	82,029	19,216
Germany	-	-
	$ 302,170	$ 387,496

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Presented in Canadian Dollars)

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13.

COMMITMENT

As of March 31, 2012, the Company had a total of €120,000 ($158,316) cash pledged for its exploration licenses in Portugal.

14.

EVENTS AFTER THE REPORTING PERIOD

Subsequent to March 31, 2012:

*

The Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

The Company shall pay NCI owner $150,000 within 10 days of the Company signing the final purchase agreement (paid subsequently); and

2.

The Company shall issue NCI owner 500,000 common shares of the Company receiving the fully executed final purchase agreement (issued subsequently).

The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

On April 17, 2012, the Company obtained the approval from the TSX Venture Exchange to the agreement and the issuance of the shares.

*

The Company granted 800,000 options to directors, officers, employees and consultants at a price of $0.30 expiring on April 10, 2017.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: June 20, 2012	Signed: /s/ Winnie Wong
Winnie Wong Chief Financial Officer